                                                FILED PURSUANT TO RULE 424(b)(2)
                                                       REGISTRATION NO. 333-2444

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained in this prospectus supplement is subject to completion pursuant to Rule 424 under the Securities Act of 1933. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933. A final prospectus supplement and prospectus will be delivered to purchasers of these securities. This prospectus supplement and the prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 20, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 4, 1996)

                                1,000,000 SHARES
                              LTC PROPERTIES, INC.
                     % SERIES A CUMULATIVE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                      ___________________________________

     Dividends on the     % Series A Cumulative Preferred Stock, par value $.01
per share (the "Series A Preferred Stock"), of LTC Properties, Inc. (the "Company") are cumulative from the date of original issue and are payable monthly, commencing on April 15, 1997, to shareholders of record on the first
day of each month at the rate of    % per annum of the $25 liquidation
preference (the "Liquidation Preference") per share (equivalent to a fixed annual amount of $ per share). See "Description of Series A Preferred Stock -- Dividends."

     Except in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT"), the Series A Preferred Stock is not redeemable prior to April 1, 2001. On and after such date, the Series A Preferred Stock may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other security of the Company. See "Description of Series A Preferred Stock -- Maturity" and "--Redemption."

     In order to ensure that the Company continues to meet the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended, (the "Code"), shares of Series A Preferred Stock shall be deemed "Excess Shares" pursuant to the Company's Amended and Restated Articles of Incorporation if a holder owns more than 9.8% in value of the Company's outstanding capital stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Series A Preferred Stock -- Restrictions on Ownership."

     The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange ("NYSE") under the symbol "LTC PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a thirty-day period after the initial delivery of the Series A Preferred Stock. See "Underwriting."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED STOCK OFFERED HEREBY.

           __________________________________________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURI-
        TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSSION PASSED UPON THE ACCURACY OR ADEQUACY
           OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY REP-
               RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  UNDERWRITING
                                  PRICE TO         DISCOUNTS          PROCEEDS TO
                                   PUBLIC       AND COMMISSIONS (1)   COMPANY (2)
---------------------------------------------------------------------------------
Per Share                         $                $                   $
Total (3)                         $                $                   $
=================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting estimated expenses of $   payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 150,000 Shares of Series A Preferred Stock on the same terms set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
     Discounts and Commissions and Proceeds to Company will be $  , $   and $  ,
     respectively.

                                   _________

          The shares of Series A Preferred Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, subject to certain conditions. It is expected that the shares of Series A Preferred Stock will be ready for delivery in book-entry form through the
facilities of The Depository Trust Company, New York, New York, on or about    ,
1997 against payment therefor in immediately available funds.

MORGAN KEEGAN & COMPANY, INC.     J.C. BRADFORD & CO.   CROWELL, WEEDON & CO.

         The date of this Prospectus Supplement is              , 1997.

                              LTC PROPERTIES, INC.
                              --------------------

                               PORTFOLIO BY STATE


[Black and white map of the United States of America showing state lines. The map is shaded to reflect where the properties contained in the Company's investment portfolio are located.]


                              AVAILABLE INFORMATION

     Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's web site (http://www.sec.gov).


          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO STABILIZING OR MAINTAINING THE MARKET PRICE OF THE SERIES A PREFERRED STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

          The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. As used herein, the term "Company" includes LTC Properties, Inc. and those entities
owned or controlled thereby (the "Subsidiaries").   All information contained in
this Prospectus Supplement, unless otherwise indicated, assumes that the Underwriters' overallotment option is not exercised.

                                  THE COMPANY

          LTC Properties, Inc. is a self-administered health care real estate investment trust ("REIT") that invests primarily in long-term care facilities located throughout the United States. The Company's investment portfolio is comprised of skilled nursing and assisted living facilities leased to experienced operators, mortgage loans secured by such facilities and mortgage-backed securities collateralized by Company-originated mortgage loans on skilled nursing facilities. The Company's management has extensive experience in the health care industry, including the operation, acquisition, development and financing of long-term care facilities.

          The Company commenced operations on August 25, 1992, the closing date of the Company's $150,000,000 initial public offering of common stock and convertible debentures (the "Initial Offering"). Immediately following the Initial Offering, the Company made mortgage loans totaling approximately $75,000,000 to 15 partnerships. This transaction included 40 skilled nursing facilities, located in nine states. In March 1994, the Company completed a follow-on public offering of 4,800,000 shares of common stock for gross proceeds of $63,600,000. Between 1994 and 1996, the Company completed five offerings of convertible subordinated debentures totaling $151,500,000. In January 1997, the Company completed another offering of 1,000,000 shares of common stock for gross proceeds of $17,750,000.

          At December 31, 1996, the Company had total investments of approximately $481,745,000. Of this amount, approximately 44.0% were investments in long-term care facilities owned by the Company and leased to operators, approximately 36.8% were net investments in mortgage loans and approximately 19.2% were investments in mortgage-backed securities that are backed by pools of mortgage loans originated by the Company. At December 31, 1996, the Company's portfolio consisted of 248 skilled nursing facilities with a total of 28,628 beds and 35 assisted living facilities with a total of 1,456 units in 32 states.

     Owned Properties. At December 31, 1996, the Company owned and leased to health care operators 49 skilled nursing facilities with a total of 6,520 beds and 24 assisted living facilities with a total of 868 units in 17 states representing a total net investment of approximately $211,938,000.
Approximately 60.4% of the revenue from leased facilities is derived from facilities operated by publicly traded corporations. These long-term care facilities are leased pursuant to non-cancelable triple net leases, generally with an initial term of ten to twelve years. Many of the leases contain renewal options and some contain options that permit the lessee to purchase the facilities. Most of the leases provide for annual fixed rent increases or increases based on increases in consumer price indices over the term of the lease. In addition, certain of the leases provide for additional rent through participation in incremental revenue growth.

     Mortgage Loans. At December 31, 1996, the Company had investments of approximately $177,262,000 in 67 mortgage loan receivables secured by first mortgages on 73 skilled nursing facilities with a total of 8,672 beds and 11 assisted living residences with a total of 588 units located in 23 states. The mortgage loans, which individually range from $302,500 to $11,240,000 in principal amount, have current interest rates ranging from 9.16% to 13.20%. The mortgage loans generally have 25-year amortization schedules with balloon payments due from 1997 to 2017 and provide for certain facility fees. Most of the mortgage loans have prepayment fees and provide for specified increases in the initial interest rate. In general, the Company's mortgage loans may not be prepaid except in the event of a sale of the facility to a third party that is not affiliated with the borrower.

     Mortgage-backed Securities. At December 31, 1996, the Company had investments of approximately $92,545,000 in subordinated mortgage-backed pass-through certificates collateralized by 85 first mortgage loans on 148 skilled nursing facilities with a total of 16,064 beds in 24 states. The mortgage loans, all of which were originated by the Company, have individual principal balances ranging from approximately $297,000 to $13,760,000, have a weighted-average interest rate of approximately 11.21% and generally have 25-year amortization schedules with balloon payments due from 1999 to 2015.

                                    INDUSTRY

          The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. According to data from the U.S. Census Bureau, there are currently 3.6 million Americans over the age of 85, comprising just over 1% of the total population. By the year 2030, it is expected that approximately 8.8 million Americans will be age 85 or older, representing almost 3% of the total population. Currently, approximately 25% of people over 85 reside in nursing homes; of those not residing in such homes, approximately 50% require some assistance in performing their daily activities.

          According to the Health Care Financing Administration, total spending on long-term care was approximately $72.3 billion in 1994. Of this amount, approximately 48% was funded by Medicaid, approximately 44% by private sources and approximately 8% by Medicare. The Health Care Financing Administration expects spending for long-term care to grow to approximately $310 billion by 2010. HCIA, Inc., a health care information company, estimates that the nursing home industry has an average occupancy rate of 92%. Existing regulations in many states place substantial restrictions on the construction of new skilled nursing facilities, thereby helping to maintain the industry's high average occupancy rate.

                              INVESTMENT STRATEGY

          In evaluating potential investments, the Company considers such factors as (i) the type of property, (ii) the location, construction quality, condition and design of the property, (iii) the property's current and anticipated cash flow and its adequacy to meet operational needs and lease or debt service obligations, (iv) the quality, financial stability and reputation of the property's operator, (v) the growth, tax and regulatory environments of the communities in which the properties are located, (vi) the occupancy of and demand for similar long-term care facilities in the area surrounding the property and (vii) the Medicaid reimbursement policies of the state in which the property is located.

          The Company places primary emphasis on investing in long-term care facilities that have low investment per bed ratios and whose operators do not have to rely upon a high percentage of private pay patients or ancillary services to cover debt service or lease obligations. The Company seeks to invest in facilities that are located in suburban and rural areas of states with improving Medicaid reimbursement climates. The Company prefers to invest in facilities that have a significant market presence in their respective communities and where state licensing procedures limit the entry of competing facilities. Prior to every investment, the Company conducts a facility site review to assess the general physical condition of the facility, the potential of additional sub-acute services and the quality of care the operator provides. In addition, the Company reviews the environmental reports, state survey and financial statements of the facility before the investment is made.

     To date, a majority of the Company's investments have been made in the form of mortgage loans secured by skilled nursing facilities. Due to management's belief that assisted living facilities are an increasingly important sector of the long-term care market, a larger portion of the Company's future investments are expected to be made in the form of direct ownership of assisted living facilities. Management believes that assisted living facilities represent a lower cost long-term care alternative for senior adults than skilled nursing facilities. The Company invests in assisted living facilities that attract the moderate-income private pay patients in smaller communities, preferably in states that have adopted Medicaid waiver programs or are in the process of adopting or reviewing their policies and reimbursement program to provide funding for assisted living residences. The Company believes that locating residences in states with a favorable regulatory reimbursement climate should provide a stable source of residents eligible for Medicaid reimbursement to the extent private-pay residents are not available, and should provide alternative sources of income for residents when their private funds are depleted and they become Medicaid eligible.

                              RECENT DEVELOPMENTS

Completed Investments

  During January 1997, the Company provided mortgage loans totaling approximately $18,530,000 and acquired one skilled nursing facility for $2,556,000. Included in the mortgage loans are approximately $17,330,000 of mortgage loans on assisted living facilities which will be paid off once the Company completes a sale-leaseback transaction for the same amount on assisted living facilities that are being constructed.

Commitments

  As of February 1, 1997, the Company had outstanding investment commitments totaling $82,790,000, consisting of approximately $22,650,000 in commitments to make mortgage loans and commitments for the acquisition of one skilled nursing and 25 assisted living facilities for an aggregate purchase price of approximately $60,140,000. The Company expects to fund substantially all of these commitments by the end of 1997. There can be no assurance that any or all of the foregoing commitments will be consummated.

Conversion of Convertible Subordinated Debentures

  During January 1997, an additional $26,358,000 in principal amount of debentures converted into 1,614,153 shares of the Company's common stock.

Issuance of Common Stock

  On January 15, 1997, the Company sold, through a public offering, 1,000,000 shares of common stock at $17.75 per share. Of the total net proceeds, $17,300,000 was used to pay down borrowings outstanding under the Company's unsecured line of credit.

Proposed Mergers

  On February 18, 1997, Sun Healthcare Group, Inc. ("Sun") announced an agreement to acquire by merger Retirement Care Associates ("RCA") and HealthSouth Corp. ("HSC") announced an agreement to acquire Horizon Healthcare Corporation ("HHC") by merger. Both of these proposed mergers are subject to the satisfaction of customary conditions, including receipt of shareholder, regulatory and lender approvals. As of December 31, 1996, Sun and RCA operated 26 and 34 facilities, respectively, representing approximately 9.03% ($56.6 million) and 14.33% ($89.8 million), respectively, of the Company's adjusted gross real estate investment portfolio (adjusted to include the mortgage loans to third parties underlying the $92,545,000 investment in mortgage-backed securities). If completed, the Sun/RCA merger will result in Sun operating facilities representing approximately 23.36% ($146.4 million) of the Company's adjusted gross real estate investment portfolio. As of December 31, 1996, HHC operated/managed 36 facilities representing approximately 13.76% ($86.2 million) of the Company's adjusted gross real estate investment portfolio. Sun, RCA, HSC, and HHC are publicly-traded companies, and other information regarding these operators is on file with the Securities and Exchange Commission. See "Risk Factors - Reliance on Major Operators of Healthcare Facilities."

                              INVESTMENT PORTFOLIO

     The following is a summary of the Company's investments as of December 31, 1996.


OWNED PROPERTIES

                              Number of              Number of                                    Current Annual
          Location            Facilities             Beds/Units             Purchase Price         Rent Payments
-----------------------------------------------------------------------------------------------------------------
Alabama                           9                     912                  $ 29,287,996           $ 3,274,779
Arizona                           3                     587                    18,486,509             2,335,600
California                        3                     473                     7,378,468               896,172
Florida                           9                   1,116                    39,064,291             4,061,847
Georgia                           1                     100                     2,500,000               248,750
Idaho                             1                      39                     2,550,000               266,220
Illinois                          1                     148                     6,627,159               746,640
Iowa                              6                     448                     9,401,943             1,073,564
Kansas                            4                     134                     6,700,000               633,820
Montana                           1                     278                     3,830,608               420,365
New Mexico                        2                     236                     6,898,696               785,951
Oklahoma                          1                      37                     1,750,000               168,525
Oregon                            2                      71                     4,550,000               463,410
Tennessee                         2                     224                     5,550,000               552,225
Texas                            16                    1685                    45,630,908             4,980,779
Virginia                          3                     443                    11,012,655             1,211,748
Washington                        9                     457                    22,358,630             2,185,380
-----------------------------------------------------------------------------------------------------------------
TOTAL                            73                   7,388                  $223,577,863           $24,305,775
=================================================================================================================

MORTGAGE LOANS


                        Number of         Number of       Face Amount of       Current Amount of        Current Annual
Location                Facilities        Beds/Units      Mortgage Loans         Mortgage Loans         Debt Service (1)
------------------------------------------------------------------------------------------------------------------------
Alabama                     1               142           $  4,100,000           $  4,060,562           $   489,706
Arizona                     3               479             10,650,000             10,599,851             1,238,740
Arkansas                    2               274              3,400,000              3,361,692               396,918
California                 11             1,587             22,805,000             23,501,020             2,888,344
Colorado                    4               373              6,330,000              5,284,620               615,460
Florida                     9             1,106             30,944,862             31,726,985             3,644,254
Georgia                     3               287              8,050,000              8,030,186               929,512
Illinois                    2               322              6,200,000              6,185,008               643,244
Iowa                        3               214              4,000,000              3,940,365               493,338
Kansas                      4               233              4,320,000              3,995,045               474,810
Louisiana                   1               127              1,600,000              1,600,000               196,745
Mississippi                 3               400             11,250,000             11,240,003             1,216,767
Missouri                    1               174              2,801,000              2,872,520               375,658
Nebraska                    5               266              5,348,980              5,434,382               601,749
Nevada                      1               100              1,200,000              1,173,996               142,523
North Carolina              2               201              3,770,000              3,728,490               449,556
Ohio                        1               150              5,200,000              5,173,773               575,408
Oklahoma                    1               161              1,300,000              1,292,252               159,961
Oregon                      4               261              8,160,000              8,157,238               810,999
South Carolina              5               509             11,250,000             11,229,957             1,357,532
Tennessee                   3               201              5,861,000              4,826,639               561,609
Texas                      11              1383             16,650,000             16,364,741             1,998,690
Washington                  4               310              4,500,000              4,482,365               551,282
------------------------------------------------------------------------------------------------------------------------
   TOTAL                   84             9,260           $179,690,842           $178,261,690           $20,812,805
========================================================================================================================

(1) Includes principal and interest

MORTGAGE-BACKED SECURITIES

     The following is a summary of the three pools of mortgage loans underlying the Company's $92,545,000 investment in subordinated mortgage-backed securities as of December 31, 1996. The Company's securities are subordinated to $192,210,000 of senior mortgage-backed securities held by third parties.


                                                       Face Amount of
                      Number of     Number of        Existing Mortgage      Current Amount of       Current Annual
  Location           Facilities       Beds                 Loans              Mortgage Loans         Debt Service(1)
---------------------------------------------------------------------------------------------------------------------
Alabama                   8          1,069            $ 18,425,800            $ 18,074,641           $ 2,253,561
Arizona                   5            955              26,018,000              25,708,985             2,863,918
California               16          1,705              27,404,786              25,753,046             3,588,009
Connecticut               4            499              10,656,000              10,478,251             1,297,858
Florida                   3            330              13,160,000              12,875,952             1,533,085
Georgia                  10          1,078              20,822,000              20,566,473             2,498,370
Illinois                  6            679              12,426,000              12,150,073             1,495,306
Iowa                     10            750              13,531,000              13,782,238             1,493,545
Kansas                    1             66               1,200,000               1,191,133               140,033
Kentucky                  1             67                 726,000                 711,348                88,862
Michigan                  3            444               6,800,000               6,698,413               828,043
Mississippi               1            120               2,800,000               2,773,733               332,810
Missouri                  5            545               9,489,000               9,297,497             1,161,454
Montana                   5            658              14,278,000              14,073,620             1,536,239
Nebraska                  4            378               6,614,000               6,545,787               770,105
New Mexico                5            350               9,007,000               8,757,245             1,127,306
North Carolina            2            256               5,350,000               5,217,532               649,726
Ohio                      3            243               7,000,000               6,732,363               815,867
Oklahoma                  1            112               1,300,000               1,262,522               167,409
S. Dakota                 1             50                 585,000                 574,982                64,189
Tennessee                 4            297               6,952,000               6,884,490               822,951
Texas                    45          5,020              64,280,000              62,341,306             7,773,876
Washington                4            289               4,583,000               4,502,040               544,601
Wisconsin                 1            104               2,075,000               1,927,543               264,000
---------------------------------------------------------------------------------------------------------------------
TOTAL                   148         16,064            $285,482,586            $278,881,213           $34,111,123
=====================================================================================================================

(1) Includes principal and interest

     Included in the balances of the mortgages underlying the mortgage-backed securities are $54,205,000 of non-recourse mortgages payable by the Company. These mortgages are secured by 22 skilled nursing facilities containing a total of 2,634 beds which are owned by the Company and included in "Owned Properties."

                                  THE OFFERING

Securities Offered...........   1,000,000 shares of    % Series A Cumulative
                                Preferred Stock (1,150,000 shares if the
                                Underwriters' overallotment option is exercised
                                in full).  The Company has applied to list the
                                Series A Preferred Stock on the NYSE under the
                                symbol "LTC PrA."  See "Underwriting."

Maturity.....................   The Series A Preferred Stock has no stated
                                maturity and will not be subject to any sinking
                                fund or mandatory redemption.  See "Description
                                of Series A Preferred Stock -- Maturity."

Use of Proceeds..............   Of the net proceeds from the sale of the Series
                                A Preferred Stock, approximately $   million,
                                will be used to reduce the outstanding
                                indebtedness owed under the Company's lines of
                                credit.  Amounts paid to reduce outstanding
                                indebtedness under the lines of credit
                                subsequently may be reborrowed (subject to the
                                terms and limits of the lines of credit) to
                                finance investments in additional properties and
                                for other corporate purposes.  See "Use of
                                Proceeds."

Ranking......................   With respect to the payment of dividends and
                                amounts upon liquidation, the Series A Preferred
                                Stock will rank senior to the Common Stock,
                                which is the only capital stock of the Company
                                currently outstanding.  See "Description of
                                Series A Preferred Stock -- Rank," "--
                                Dividends" and "-- Liquidation Preference."

Dividends....................   Dividends on the Series A Preferred Stock are
                                cumulative from the date of original issue and
                                are payable monthly on or before the 15th day of
                                each month  commencing on April 15, 1997 to
                                shareholders of record on the first day of such
                                month, at the rate of    % per annum of the
                                Liquidation Preference.  See "Description of
                                Series A Preferred Stock -- Dividends."

Liquidation Preference.......   The Liquidation Preference is equal to $25 per
                                share of Series A Preferred Stock, plus accrued
                                and unpaid dividends (whether or not declared).
                                See "Description of Series A Preferred Stock --
                                Liquidation Preference."

Redemption...................   Except in certain circumstances relating to
                                preservation of the Company's status as a REIT,
                                the Series A Preferred Stock is not redeemable
                                prior to April 1, 2001.  On and after such date,
                                the Series A Preferred Stock will be redeemable
                                for cash at the option of the Company, in whole
                                or in part, at a redemption price of $25 per
                                share, plus dividends accrued and unpaid to the
                                redemption date (whether or not declared)
                                without interest.  See "Description of Series A
                                Preferred Stock -- Redemption" and --
                                Restrictions on Ownership."

Voting Rights................   Holders of Series A Preferred Stock generally
                                will have no voting rights.  However, whenever
                                dividends on any shares of Series A Preferred
                                Stock shall be in arrears for eighteen or more
                                months, the holders of such shares (voting
                                separately as a class with all other series of
                                parity preferred stock upon which like voting
                                rights have been conferred and are exercisable)
                                will be entitled to vote for the election of two
                                additional directors of the Company until all
                                dividends accumulated on such shares of Series A
                                Preferred Stock have been fully paid or declared
                                and a sum sufficient for the payment thereof set
                                aside for payment.  In addition, certain changes
                                to the terms of the Series A Preferred Stock
                                that would be materially adverse to the rights
                                of holders of the Series A Preferred Stock
                                cannot be made without the affirmative vote of
                                holders of at least two-thirds of the
                                outstanding Series A Preferred Stock.  See
                                "Description of Series A Preferred Stock --
                                Voting Rights."

Conversion...................   The Series A Preferred Stock is not convertible
                                into or exchangeable for any other property or
                                securities of the Company.

                      SUMMARY FINANCIAL AND OPERATING DATA

      The following table sets forth summary financial and operating information on an historical basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference into this Prospectus Supplement. The unaudited pro forma data reflects the completion of the Offering as if it had happened on January 1, 1996, with the net proceeds being utilized to pay down borrowings under the Company's credit lines bearing an interest rate of 7.7%. The pro forma other data is not necessarily indicative of what the actual data would have been as of the date or for the period indicated; nor does it purport to represent or project the data for future periods. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement.

                                                                                    YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------------------------
                                                                 1996            1995           1994         1993       1992 (1)
                                                          ----------------------------------------------------------------------
                                                                            (In thousands, except per share amounts)
OPERATING DATA:
Revenues:
  Rental income.............................................   $ 20,529        $  9,935      $  5,643    $  2,415    $     60
  Interest income from mortgage loans.......................     17,498          13,116        12,836       8,786       3,254
  Interest income from mortgage-backed securities...........     14,383          10,903         7,923       3,580           -
  Interest and other income.................................      2,520           1,615         1,239       1,066         698
                                                               --------        --------      --------    --------    --------
          Total revenues....................................     54,930          35,569        27,641      15,847       4,012

Expenses:
  Interest expense..........................................     20,604           9,407         6,563       6,400       2,597
  Depreciation and amortization.............................      6,298           3,072         1,781         799          41
  Amortization of Founders' stock...........................        114             221           372         481         281
  Provision for loan losses.................................          -               -           550         372          75
  Minority interest.........................................        898              57             -           -           -
  Operating and other expenses (2)..........................      4,479           2,772         3,037         948         255
                                                               --------        --------      --------    --------    --------
          Total expenses....................................     32,393          15,529        12,303       9,000       3,249
                                                               --------        --------      --------    --------    --------

Net income..................................................   $ 22,537        $ 20,040      $ 15,338    $  6,847    $    763
                                                               ========        ========      ========    ========    ========
Net income per share........................................   $   1.17        $   1.10      $   0.99    $   0.75    $   0.10
Weighted average shares outstanding.........................     19,257          18,257        15,443       9,169       7,962

BALANCE SHEET DATA:
Land, buildings and improvements, net.......................   $211,938        $111,782      $ 70,628    $ 27,792    $  6,818
Mortgage loans receivable, net..............................    177,262         161,059        61,785      78,053      87,984
Mortgage-backed securities, net.............................     92,545          67,384        87,612      41,424           -
                                                               --------        --------      --------    --------    --------
Total investments...........................................    481,745         340,225       220,025     147,269      94,802
Total assets................................................    494,149         357,162       239,369     154,303     148,562
Total debt..................................................    283,472         174,083        55,835      61,804      73,192
Total liabilities...........................................    299,207         185,458        66,148      69,156      78,250
Minority interest...........................................     10,528           1,098             -           -           -
Total stockholders' equity..................................    184,414         170,606       173,221      85,147      70,312

OTHER DATA:
Funds from operations (3)...................................   $ 28,793        $ 23,944      $ 17,078    $  7,605    $    791
Weighted average shares outsta.nding........................     19,257          18,257        15,443       9,169       7,962
Distributions declared per share............................   $  1.335        $   1.21      $   1.10    $   1.02    $   0.35
Ratio of earnings to fixed charges (4)......................      2.05x           3.12x         3.34x       2.07x       1.29x
Pro forma ratio of earnings to fixed charges and
 preferred dividends (4)....................................      2.00x               -             -           -           -
Ratio of funds from operations to fixed charges (5).........      2.34x           3.53x         3.60x       2.19x       1.30x
Pro forma ratio of funds from operations to
 fixed charges and preferred dividends (5)..................      2.28x               -             -           -           -
Ratio of total debt to total capitalization (6).............       44.0%           38.8%         19.3%       33.0%       47.8%
Number of facilities in portfolio...........................        283             229           177         117          53
Number of skilled nursing beds in portfolio.................     28,622          25,002        20,474      13,890       6,124
Number of assisted living units in portfolio................      1,456             525             -           -           -

                                                       (Notes on following page)

(1)  From August 25, 1992 (commencement of operations) to December 31, 1992.
(2)  Represents corporate expenses.
(3) Funds from Operations ("FFO") represents net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends and after adjustments for unconsolidated entities in which a REIT holds an interest. FFO is computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO should not be considered as an alternative to net income or any other GAAP measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in evaluating a real estate investment portfolio's overall performance considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash charges included in GAAP net income, by which to evaluate the performance of such investments. In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for the new method for all periods.
(4) For purposes of these computations, earnings consist of net income plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest, amortization of deferred financing costs and preferred distributions to limited partners. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.
(5) For purposes of these computations, funds from operations consists of FFO as defined in (3) above plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest, amortization of deferred financing costs and preferred distributions to limited partners. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.
(6) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's common stock.

                                  RISK FACTORS

     An investment in the Series A Preferred Stock involves various risks, including those described below and in the accompanying Prospectus under the caption "Risk Factors." Investors should carefully consider these risk factors together with all of the information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in determining whether to purchase shares of Series A Preferred Stock. Information contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other comparable terminology. The following matters and certain other factors noted throughout this Prospectus Supplement and the accompanying Prospectus, and any documents incorporated by reference herein or therein and exhibits hereto and thereto, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any such forward-looking statements.

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company currently uses and intends to continue to use debt financing for new investments. Such debt financing may include the Credit Agreement, the Repurchase Agreement or permanent secured or unsecured long-term debt. The Company's use of debt financing presents the risk to holders of the Series A Preferred Stock that payments of principal and interest on borrowings will leave the Company with insufficient cash resources to pay dividends required by the terms of the Series A Preferred Stock or distributions in respect of capital stock required to be paid in order for the Company to maintain its qualification as a REIT.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Company's Amended and Restated Articles of Incorporation do not limit the issuance of additional series of preferred stock ranking in parity with the Series A Preferred Stock. The issuance of additional preferred stock in parity with the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock.

HEALTH CARE REFORM

     Federal health care legislation ultimately enacted in 1996 focused on assuring portability of employee health care benefits and increasing enforcement powers of federal agencies that investigate and prosecute fraud and abuse in federally funded health care programs. Renewed efforts in 1997 to balance the federal budget will continue to place priority on the need to slow the growth rate in federal health care expenditures. President Clinton's current budget proposal, for example, seeks $138 billion in reductions in Medicare expenditures needed to address the short term solvency of the federal program, including significant limitations on growth in provider reimbursement. It is anticipated that further debate on overall structural reform of federal health care programs will affect additional legislative action on cost-containment. See also "Risk Factors - Government Regulation" in the accompanying Prospectus.

RELIANCE ON MAJOR OPERATORS OF HEALTHCARE FACILITIES

     As of December 31, 1996, three companies operated/managed 96 facilities representing 37.12% ($232.6 million) of the Company's adjusted gross real estate investment portfolio. See "Recent Developments -- Proposed Mergers." The financial position of the Company and its ability to make distributions may be adversely affected by financial difficulties experienced by any of such operators, or any other major operator of the Company, including a bankruptcy, insolvency or general downturn in the business of any such operator, or in the event any such operator does not renew and/or extend its relationship with the Company or its borrowers as it expires.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the Series A Preferred Stock after payment of all underwriting discounts and expenses of the
Offering (estimated to be $  ) will be approximately $   ($   if the
Underwriters exercise their over-allotment option in full). The Company intends to use such net proceeds to pay down borrowings outstanding under two lines of credit as described below.

     The Company has a $45,000,000 unsecured revolving credit agreement (the "Credit Agreement") with certain banks to provide the Company with short-term borrowings which are used to make real estate investments. Borrowings under the Credit Agreement bear interest at LIBOR plus 1.5% and the Credit Agreement expires on May 31, 1998. As of February 1, 1997, the Company had $38,700,000 outstanding under the Credit Agreement bearing an average interest rate of approximately 7.2%.

     The Company has an $84,000,000 repurchase agreement (the "Repurchase Agreement") with an institution to provide the Company with short-term borrowings in an amount based on the Company's existing mortgages loans with no additional commitment or unused fees. Borrowings under the Repurchase Agreement are also used to make real estate investments and are secured by substantially all of the outstanding mortgage loans of the Company and mature on or before November 15, 1997; however, the Company has historically been able to renew the Repurchase Agreement. Borrowings under the Repurchase Agreement bear interest at LIBOR plus 2.0%. As of February 1, 1997, the Company had $50,000,000 outstanding under the Repurchase Agreement bearing an interest rate of approximately 7.7%.

     Although portions of the borrowings under the Company's lines of credit will be paid down with proceeds from the Offering, the Company expects to incur additional indebtedness under both the Repurchase Agreement and the Credit Agreement to finance future investments.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of December 31, 1996, (ii) pro forma to give effect through January 31, 1997 to the borrowings and repayments under the Company's lines of credit, the issuance of 1,000,000 shares of common stock as discussed in "Summary Recent Developments" and conversions of $26,358,000 of the Company's outstanding convertible subordinated debentures into 1,614,153 shares of common stock and (iii) pro forma as adjusted to give effect to the sale of the 1,000,000 shares of Series A Preferred Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the application of the net proceeds therefrom as described in "Use of Proceeds." The capitalization table should be read in conjunction with the Company's consolidated financial statements and related notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.


                                                                     December 31, 1996
                                                           -------------------------------------
                                                                                     Pro Forma
                                                            Actual     Pro Forma    As Adjusted
                                                           ---------   ----------   ------------
                                                                     (in thousands)
DEBT:
     Convertible subordinated debentures due
      1999 - 2004.........................................  $135,828     $109,470      $ 109,470
     Borrowings under lines of credit.....................    79,400       88,700         64,800
     Mortgage loans payable...............................    54,205       54,205         54,205
     Bonds payable and capital lease obligations..........    14,039       14,039         14,039
                                                            --------     --------      ---------
     Total debt...........................................   283,472      266,414        242,514
MINORITY INTEREST.........................................    10,528       10,528         10,528
SHAREHOLDERS' EQUITY:
     Preferred Stock, $.01 par value:  10,000,000 shares
      authorized, none outstanding; 1,000,000 shares
       pro forma as adjusted..............................         -            -             10
     Common Stock, $.01 par value:
       40,000,000 shares authorized, 19,484,208 shares
        outstanding; 22,098,361 shares pro forma and
         pro forma as adjusted............................       195          221            221
     Capital in excess of par value.......................   195,297      238,205        262,095
     Cumulative net income................................    65,525       65,525         65,525
     Cumulative cash distributions........................   (76,603)     (76,603)      ( 76,603)
                                                            --------     --------      ---------
        Total shareholders' equity........................   184,414      227,348        251,248
                                                            --------     --------      ---------

        TOTAL CAPITALIZATION..............................  $478,414     $504,290       $504,290
                                                            ========     ========      =========

                     SELECTED FINANCIAL AND OPERATING DATA

      The following table sets forth selected financial and operating information on an historical basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference into this Prospectus Supplement. The unaudited pro forma data reflects the completion of the Offering as if it had happened on January 1, 1996, with the net proceeds being utilized to pay down borrowings under the Company's credit lines bearing an interest rate of 7.7%. The pro forma other data is not necessarily indicative of what the actual data would have been as of the date or for the period indicated; nor does it purport to represent or project the data for future periods. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement.

                                                                                   YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------------------------------
                                                                1996            1995           1994         1993      1992 (1)
                                                            -------------------------------------------------------------------
                                                                          (In thousands, except per share amounts)
OPERATING DATA:
Revenues:
  Rental income.............................................    $ 20,529        $  9,935      $  5,643    $  2,415    $     60
  Interest income from mortgage loans.......................      17,498          13,116        12,836       8,786       3,254
  Interest income from mortgage-backed securities...........      14,383          10,903         7,923       3,580           -
  Interest and other income.................................       2,520           1,615         1,239       1,066         698
                                                                --------        --------      --------    --------    --------
          Total revenues....................................      54,930          35,569        27,641      15,847       4,012

Expenses:
  Interest expense..........................................      20,604           9,407         6,563       6,400       2,597
  Depreciation and amortization.............................       6,298           3,072         1,781         799          41
  Amortization of Founders' stock...........................         114             221           372         481         281
  Provision for loan losses.................................           -               -           550         372          75
  Minority interest.........................................         898              57             -           -           -
  Operating and other expenses (2)..........................       4,479           2,772         3,037         948         255
                                                                --------        --------      --------    --------    --------
          Total expenses....................................      32,393          15,529        12,303       9,000       3,249
                                                                --------        --------      --------    --------    --------

Net income..................................................    $ 22,537        $ 20,040      $ 15,338    $  6,847    $    763
                                                                ========        ========      ========    ========    ========
Net income per share........................................    $   1.17        $   1.10      $   0.99    $   0.75    $   0.10
Weighted average shares outstanding.........................      19,257          18,257        15,443       9,169       7,962

BALANCE SHEET DATA:
Land, buildings and improvements, net.......................    $211,938        $111,782      $ 70,628    $ 27,792    $  6,818
Mortgage loans receivable, net..............................     177,262         161,059        61,785      78,053      87,984
Mortgage-backed securities, net.............................      92,545          67,384        87,612      41,424           -
                                                                --------        --------      --------    --------    --------
Total investments...........................................     481,745         340,225       220,025     147,269      94,802
Total assets................................................     494,149         357,162       239,369     154,303     148,562
Total debt..................................................     283,472         174,083        55,835      61,804      73,192
Total liabilities...........................................     299,207         185,458        66,148      69,156      78,250
Minority interest...........................................      10,528           1,098             -           -           -
Total stockholders' equity..................................     184,414         170,606       173,221      85,147      70,312

OTHER DATA:
Funds from operations (3)...................................    $ 28,793        $ 23,944      $ 17,078    $  7,605    $    791
Weighted average shares outstanding.........................      19,257          18,257        15,443       9,169       7,962
Distributions declared per share............................    $  1.335        $   1.21      $   1.10    $   1.02    $   0.35
Ratio of earnings to fixed charges (4)......................       2.05x           3.12x         3.34x       2.07x       1.29x
Pro forma ratio of earnings to fixed charges and preferred
 dividends (4)..............................................       2.00x               -             -           -           -
Ratio of funds from operations to fixed charges (5).........       2.34x           3.53x         3.60x       2.19x       1.30x
Pro forma ratio of funds from operations to fixed
 charges and preferred dividends (5)........................       2.28x               -             -           -           -
Ratio of total debt to total capitalization (6).............        44.0%           38.8%         19.3%       33.0%       47.8%
Number of facilities in portfolio...........................         283             229           177         117          53
Number of skilled nursing beds in portfolio.................      28,622          25,002        20,474      13,890       6,124
Number of assisted living units in portfolio................       1,456             525             -           -           -

                                                       (Notes on following page)

(1)  From August 25, 1992 (commencement of operations) to December 31, 1992.
(2)  Represents corporate expenses.
(3) Funds from Operations ("FFO") represents net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends and after adjustments for unconsolidated entities in which a REIT holds an interest. FFO is computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO should not be considered as an alternative to net income or any other GAAP measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in evaluating a real estate investment portfolio's overall performance considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash charges included in GAAP net income, by which to evaluate the performance of such investments. In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for the new method for all periods.
(4) For purposes of these computations, earnings consist of net income plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest, amortization of deferred financing costs and preferred distributions to limited partners. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.
(5) For purposes of these computations, funds from operations consists of FFO as defined in (3) above plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest, amortization of deferred financing costs and preferred distributions to limited partners. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.
(6) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's common stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following is a discussion of the consolidated financial condition and results of operations of the Company for the years ended December 31, 1996, 1995 and 1994. This discussion should be read in conjunction with all of the financial statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

     The Company derives revenue from investments in income producing long-term care facilities. The Company's investments include the ownership of long-term care facilities leased to experienced operators, mortgage loans secured by such facilities, and mortgage-backed securities collateralized by Company originated mortgage loans on long-term care facilities. The Company's leases are triple net and obligate the lessee to pay all charges incurred in the operation of the facilities including maintenance, repair and replacement costs, governmental charges and taxes, assessments, levies, utility charges, fees, water and sewer rents and charges, in addition to the lease payment. The mortgage loans originated by the Company are typically for 10 years and bear a fixed interest rate with specified annual increases.

     Due to the nature of the Company's investments, the operating expenses of the Company are primarily related to the general and administrative functions of the Company.

FUNDS FROM OPERATIONS

     Funds from Operations ("FFO") is computed in accordance with the definition adopted by NAREIT. FFO represents net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends and after adjustments for unconsolidated entities in which a REIT holds an interest. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance as an indicator of operating performance or as an alternative to cash flows from operating, investing, and financing activities as a measure of liquidity. However, the Company believes that FFO is helpful in evaluating a real estate investment portfolio's overall performance considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash charges included in GAAP income, by which to evaluate the performance of such investments.

     In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996.

     For the twelve months ended December 31, 1996, FFO increased by $4,849,000, or 20%, when compared to the same period a year earlier (adjusted for the new NAREIT FFO definition). The increase was primarily attributable to a $19,361,000 increase in revenues attributable to net investments of approximately $205,000,000 in long-term care facilities the Company made in 1996 and the full year impact of investments made in 1995, which was offset by increases in expenses associated with the Company's debt financing and administrative costs.

OPERATING RESULTS

     Year ended December 31, 1996 compared to the year ended December 31, 1995

     Total revenues for the twelve months ended December 31, 1996 increased by $19,361,000 or 54% to $54,930,000 from $35,569,000. The increase was primarily due to increased rental income of $10,594,000, increased mortgage interest income of $4,382,000 and increased interest income from mortgage-backed securities of $3,480,000. Rental income increased primarily as a result of $113,858,000 of gross investments in new properties during 1996 and the full year impact of investments made in 1995. The increase in mortgage interest income related to the higher overall mortgage investment base that impacted 1996 earnings as compared to the investment base that impacted 1995 earnings. Interest from mortgage-backed securities increased as a result of the third securitization transaction which closed in March 1996. During 1996, the Company completed over $205,000,000 of net investments. The remaining increase in income of $905,000 was primarily due to fees the Company received in 1996 from prepayments of one mortgage loan and eight loans underlying the mortgage-backed securities.

     Total expenses for the twelve months ended December 31, 1996 increased by $16,864,000 or 109% to $32,393,000 from $15,529,000 a year ago. The increase resulted primarily from increases in interest expense of $11,197,000, depreciation and amortization expense of $3,119,000, and from operating and other expense of $1,707,000. Interest expense increased primarily due to a higher borrowing base in 1996. In 1996, the Company issued two convertible debt securities totaling $60,000,000 offset by a decrease of $18,813,000 due to conversions of debentures. Net bank borrowings increased by $30,930,000 while net mortgage financing increased by $37,498,000 from new acquisitions in 1996. During 1996, the Company acquired 22 assisted living facilities and 20 skilled nursing facilities resulting in an increase in depreciation and amortization expense. Operating and other expenses increased by $1,707,000 or 62%; however, as a percentage of revenues, such expenses increased only 5%, due to approximately $1,445,000 in additional salaries and bonuses in 1996. The remaining portion of the increase in operating expense was due to higher administrative costs. Minority interest expense increased $841,000 due to the addition of six new partnership transactions in 1996.

     As a result of the foregoing, net income for the twelve months ended December 31, 1996 increased $2,497,000 over the same period a year earlier.

     Year ended December 31, 1995 compared to the year ended December 31, 1994

     Total revenues increased $7,928,000 primarily as a result of increased rental income of $4,292,000 and increased interest income on mortgage loans and mortgage-backed securities of $3,260,000. These increases were primarily attributable to investments of approximately $145,724,000 in long-term care facilities the Company made during 1995 and the full year impact of investments made in 1994. Revenue also increased as a result of increases in rents and interest at those facilities that are required to pay such rents and interest. The remaining increase of $376,000 was primarily due to an increase of $158,000 in prepayment fees received by the Company in 1995 and increases in facility fees and other income of $218,000.

     Total expenses for the twelve months ended December 31, 1995 were $15,529,000 versus $12,303,000 for the same period in 1994. The increase was due in large part to an increase in interest expense of approximately $3,581,000 due to the issuance of $30,000,000 of convertible debentures in September 1994 and $61,500,000 of convertible debentures in September 1995. Interest expense also increased by approximately $899,000 due to increased levels of bank borrowings and by approximately $954,000 due to the assumption of non-recourse mortgages. These increases were offset by a decrease of $2,590,000 in interest expense in connection with the conversion of a portion of the Company's 9.75% convertible debentures in 1995. Increased expenses were also attributable to increased depreciation and amortization totaling $1,140,000 as a result of acquisitions in 1995 and 1994. During 1995, the Company acquired 11 skilled nursing facilities and six assisted living residences. Reduction in operating and other expenses resulted primarily from a decrease in bonus expense of $764,000 offset by increased staffing and administrative costs.

     As a result of the foregoing, net income for the twelve months ended December 31, 1995 increased $4,702,000 over the same period a year earlier.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, the Company had investments in 248 skilled nursing facilities with a total of 28,628 beds and 35 assisted living facilities with a total of 1,456 units in 32 states. The Company's real estate investment portfolio consisted of approximately $178,262,000 invested in mortgage loans (before allowance for doubtful accounts of $1,000,000), approximately $92,545,000 invested in mortgage-backed securities, and approximately $223,578,000 (before accumulated depreciation of $11,640,000) invested in long-term care facilities owned by the Company and leased to operators.

     During 1996, the Company completed investments totaling over $205,000,000 which consisted of purchases of 42 long-term care facilities for approximately $113,858,000 and mortgage loans of $99,440,000 net of the sale of four properties in Texas for $7,589,000. The Company financed its investments through the sale of $60,000,000 aggregate principal amount of convertible debentures in February and August 1996, the sale of $90,552,000 of mortgage-backed securities in March 1996, the assumption of non-recourse mortgage loans totaling $9,641,000, the issuance of $8,932,000 in limited partnership interests, short-term borrowings and cash on hand. During 1996, the Company repurchased and retired 120,000 shares of common stock for an aggregate price of approximately $1,831,000. The Company also paid off one of its outstanding mortgage loans totaling $3,331,000.

     Under the Credit Agreement, the Company has an unsecured line of credit in the amount of $45,000,000 which expires on May 31, 1998. Borrowings under the credit line bear interest at LIBOR plus 1.5% and are subject to standard affirmative and negative covenants. As of February 1, 1997, the Company had $38,700,000 in borrowings outstanding under the Credit Agreement bearing a weighted average interest rate of approximately 7.2%. In addition, the Company has entered into the Repurchase Agreement with a financial institution under which it can borrow up to $84,000,000. The scheduled maturity of the Repurchase Agreement is November 15, 1997; however, the Company has historically been able to renew the

Repurchase Agreement. Borrowings under the Repurchase Agreement bear interest at LIBOR plus 2% and are secured by a pledge of certain mortgage loans. At February 1, 1997, $50,000,000 was outstanding under the Company's Repurchase Agreement bearing an average interest rate of approximately 7.7%.

     The credit and repurchase agreements (collectively "lines of credit") limit the amount of borrowings available to between 50% and 60% of the Company's borrowing base. Under the Credit Agreement, the Company's borrowing base is comprised of certain owned properties and mortgage loans. At December 31, 1996, the borrowing base under the Credit Agreement is limited to 50% of the cost of the total applicable value of the properties and 60% of the total applicable value of eligible mortgage loans in the borrowing base or approximately $45,000,000. Under the Repurchase Agreement, the borrowing base consists of various loans which have been assigned to the financial institution. The Company can borrow up to 60% of the loans which have been assigned. Based on the current level of collateral and borrowings at February 1, 1997, there was approximately $28,451,000 available under the Company's Repurchase Agreement which the Company anticipates will be increased to $34,000,000 when additional collateral is accepted. In addition, the Company had registered in a shelf registration but had not issued up to $77,250,000 of additional securities for future issuance from time to time.

     In July 1996, in connection with obtaining a $50,180,000 commitment to enter into a sale leaseback transaction with Assisted Living Concepts, Inc. ("ALC"), the Company agreed to sell four assisted living facilities ("ALFs") it acquired during 1996 in Texas to ALC for approximately $7,589,000. There was no gain or loss recognized on the sale; however, the Company received an administration fee of approximately $214,000 in conjunction with the sale of the four ALFs. In connection with the commitment, the Company entered into a one-year forward ten-year interest rate swap agreement (the "November 1996 Agreement"). Under the November 1996 Agreement, the Company will be credited interest at a three-month LIBOR and will incur interest at a fixed rate of 6.835% on a $40,000,000 notional amount beginning on November 7, 1997. The November 1996 Agreement will be terminated on or before November 7, 1998 which is the latest date by which the Company anticipates having long-term financing in place on these ALFs. At December 31, 1996, the Company had an unrealized gain of $251,000 under the November 1996 Agreement.

     The Company also anticipates completing a securitization transaction within the next year, the proceeds of which will be used to repay borrowings outstanding under its Repurchase Agreement and its Credit Agreement. In connection with such securitization, the Company, in September 1995, entered into a seven-year forward interest rate swap agreement (the "September 1995 Agreement"), which effectively locked-in the net interest margin on $60,000,000 principal amount of senior certificates that the Company anticipates will be sold. The September 1995 Agreement has a stated termination date of the earlier of (i) the completion of the securitization or (ii) November 17, 1997 and has been accounted for as a hedging transaction. As of December 31, 1996, the Company had an unrealized loss of $253,000 under the September 1995 Agreement.

     In June 1996, the Financial Accounting Standards Board issued Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Pursuant to the Statement, the Company will be required to reclassify to "available-for-sale" status its investments in mortgage-backed securities that can contractually be prepaid and measure them like investments in debt securities consistent with Statement 115. Adoption of Statement No. 125 is not required until January 1, 1997. Management does not believe that the result of this reclassification will have a material effect on the financial position of the Company.

     The Company has the option to redeem, without penalty, its currently outstanding $843,000 aggregate principal amount of 9.75% Convertible Subordinated Debentures at any time. Since such debentures are convertible into common stock of the Company at a conversion price of $10.00 per share, the Company anticipates that substantially all of such debentures will be converted if it elects to redeem the debentures.

     During January 1997, the Company provided mortgage loans totaling approximately $18,530,000 and acquired one skilled nursing facility for $2,556,000. Included in the mortgage loans are approximately $17,330,000 of mortgage loans on assisted living facilities which will be paid off once the Company completes a sale leaseback transaction for the same amount on assisted living facilities that are being constructed. As of February 1, 1997, the Company had outstanding investment commitments totaling $82,790,000, consisting of approximately $22,650,000 in commitments to make mortgage loans and commitments for the acquisition of one nursing and 25 assisted living facilities for an aggregate purchase price of approximately $60,140,000, including the remaining $35,330,000 commitment to Assisted Living Concepts, Inc. discussed previously. The Company expects to fund substantially all of these commitments by the end of 1997. In addition, in January 1997, the Company sold 1,000,000 shares of common stock at $17.75 per share through a public offering. Of the net proceeds, $17,300,000 was used to pay borrowings under the unsecured line of credit.

     The Company expects its future income and ability to make distributions from cash flows from operations to depend on the collectibility of its mortgage loans receivable, mortgage-backed securities and rents. The collection of these loans, certificates and rents will be dependent, in large part, upon the successful operation by the operators of the skilled nursing and assisted living facilities owned by or pledged to the Company. The operating results of the facilities will depend on various factors over which the operators/owners may have no control. Those factors include, without limitation, the status of the economy, changes in supply of or demand for competing long-term care facilities, ability to control rising operating costs, and the potential for significant reforms in the long-term care industry. In addition, the Company's future growth in net income and cash flow may be adversely impacted by various proposals for changes in the governmental regulations and financing of the long-term care industry. The Company cannot presently predict what impact these proposals may have, if any. The Company believes that an adequate provision has been made for the possibility of loans proving uncollectible but will continually evaluate the status of the operations of the skilled nursing and assisted living facilities, the Company's borrowers and the underlying collateral for mortgage loans and make future revisions to the provision, if considered necessary.

     The Company's investments, principally its investments in mortgage loans, mortgage-backed securities, and owned properties, are subject to the possibility of loss of their carrying values as a result of changes in market prices, interest rates and inflationary expectations. The effects on interest rates may affect the Company's costs of financing its operations and the fair market value of its financial assets. The Company generally makes loans which have predetermined increases in interest rates and leases which have agreed upon annual increases. Inasmuch as the Company initially funds its investments with its revolving bank line and repurchase agreement, the Company is at risk of net interest margin deterioration if medium and long-term rates were to increase between the time the Company originates the investment and the time it securitizes the loans or replaces the short-term variable rate borrowings with a fixed rate financing. To help reduce the negative impact of changes in interest rates, the Company partially hedges, or locks in, its net interest rate spread on its investments with interest rate swaps, as previously described.

     The Company believes that its current cash flow from operations available for distribution or reinvestment, its remaining borrowing capacity under its lines of credit and anticipated securitization transaction are sufficient to provide for payment of its operating costs, fund investments and provide funds for distribution to its stockholders. In addition to its borrowing capacity, the Company is considering various other proposals for additional long-term financing to meet the needs of the Company.

     The information above is forward-looking and is based on current expectations and invokes certain risks and uncertainties which are discussed in Risk Factors in this Prospectus Supplement. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future long-term care investments. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus Supplement and the accompanying Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                    INDUSTRY

     The demand for long-term care is expected to increase with the growth in the number of senior Americans. This demand will be met by several types of care providers, including skilled nursing facilities and assisted living facilities. The level of care required by the individual will be a significant determinant of the type of facility that the individual chooses as those individuals that do not require regular medical attention have the option of living in an assisted living facility. Assisted living facilities provide a greater degree of independence for seniors at a lower cost than skilled nursing facilities. As more of the demand for long-term care is met by assisted living facilities, skilled nursing facilities will look to other sources of revenue. One of the most promising sources of growth for skilled nursing facilities is sub-acute care. Cost containment pressures have encouraged acute-care hospitals to shorten patient stays; many patients, senior adults in particular, require post-discharge sub-acute care. Skilled nursing facilities represent a more cost-efficient source of sub-acute care than hospitals. Skilled nursing facilities will likely remain the primary long-term care option for seniors who require regular medical care.

     Most states regulate the supply of skilled nursing facility beds through health planning legislation. The most common method of control which exists in 38 states and the District of Columbia, is the requirement that a state authority first makes a determination of need, evidenced by its issuance of a Certificate of Need ("CON"), before a long-term care provider can establish a new facility, add beds to an existing facility or, in some states, take certain other actions such as acquire major medical equipment, make major capital expenditures, add services, refinance long-term debt, or transfer ownership of the facility. States also control the supply of skilled nursing beds through their Medicaid reimbursement policies. As a result of cost containment efforts, the growth in the number of long-term care facilities has not matched the growth of the senior population; thus, skilled nursing facilities, in general, enjoy high occupancy rates. Some states have repealed their CON programs in response to the need for more beds; in those states, increased competition is likely to occur.

     A typical skilled nursing facility receives most of its revenue from its residents' own resources (including Social Security) and Medicaid reimbursement, which together account for over 90% of the industry's revenue. The largest remaining source is Medicare. Medicaid is a state-administered program, financed by state funds and matching federal funds, that pays for certain long-term care and related medical services to the indigent and certain other eligible persons. States have considerable flexibility in establishing their Medicaid reimbursement rates; most states use cost-based reimbursement systems. Budgetary pressures have forced many states to impose stringent cost-containment measures upon their Medicaid programs, limiting reimbursement rates. Medicare, funded and administered by the federal government, is a health insurance program available primarily to the disabled and to individuals who are age 65 and older and entitled to Social Security benefits. Medicare generally provides not more than 100 days of inpatient skilled nursing care per spell of illness that requires hospitalization. Medicare does not cover long-term care for basic day-to-day activities and, for this reason, accounts for only a limited portion of the long-term care industry's revenues.

     Skilled nursing facilities are subject to extensive federal and state regulation. In particular, operators are required to be licensed, generally on an annual basis, by the health care agency for the state in which the facility is located. The facilities must meet various state licensure requirements that relate to, among other things, the qualifications of their personnel, the quality of care delivered and the adequacy of their buildings, equipment and supplies. In order to participate in the Medicare and Medicaid programs, a skilled nursing facility must meet additional federal certification standards governing, among other things, quality of care, qualifications of nursing and other staff, provision of rehabilitative, dietary and pharmaceutical services, provision for social services and residents' rights. Failure to comply with regulatory guidelines can lead to fines and penalties, such as a ban on admission of new residents, decertification as a Medicaid or Medicare provider or closure.

     Some or all of the national health care reform proposals now under consideration contain new regulations that would effect the long-term care industry. However, because it is difficult to predict the outcome of the various pending reform proposals on the long-term care industry, the Company's management cannot predict the ultimate competitiveness of the long-term care industry to alternative similar care providers.

                                   PROPERTIES

     As of December 31, 1996, the Company had investments in 248 skilled nursing facilities with a total of 28,628 beds and 35 assisted living facilities with a total of 1,456 units in 32 states. The Company's real estate investment portfolio consisted of approximately $223,578,000 (before accumulated depreciation of $11,640,000) invested in long-term care facilities owned by the Company and leased to operators, approximately $178,262,000 invested in mortgage loans (before allowance for doubtful accounts of $1,000,000), and approximately $92,545,000 invested in mortgage-backed securities.

OWNED PROPERTIES

     At December 31, 1996, the Company owned and leased to health care operators 49 skilled nursing facilities with a total of 6,520 beds and 24 assisted living facilities with a total of 868 units in 17 states, representing a total net investment of approximately $211,938,000. These long-term care facilities are leased pursuant to non-cancelable leases generally with an initial term of ten to twelve years. Many of the leases contain renewal options and some contain options that permit the operators to purchase the facilities.

     The following table sets forth certain information regarding the Company's investments in long-term care properties as of December 31, 1996:

                Number of      Number of                     Current Annual Rent
  Location      Facilities     Beds/Units   Purchase Price          Payments
--------------------------------------------------------------------------------
Alabama             9              912      $ 29,287,996         $ 3,274,779
Arizona             3              587        18,486,509           2,335,600
California          3              473         7,378,468             896,172
Florida             9            1,116        39,064,291           4,061,847
Georgia             1              100         2,500,000             248,750
Idaho               1               39         2,550,000             266,220
Illinois            1              148         6,627,159             746,640
Iowa                6              448         9,401,943           1,073,564
Kansas              4              134         6,700,000             633,820
Montana             1              278         3,830,608             420,365
New Mexico          2              236         6,898,696             785,951
Oklahoma            1               37         1,750,000             168,525
Oregon              2               71         4,550,000             463,410
Tennessee           2              224         5,550,000             552,225
Texas              16             1685        45,630,908           4,980,779
Virginia            3              443        11,012,655           1,211,748
Washington          9              457        22,358,630           2,185,380
----------------------------------------------------------------------------
TOTAL              73            7,388      $223,577,863         $24,305,775
============================================================================

     The leases provide for a fixed minimum base rent during the initial and renewal periods. Most of the leases provide for annual fixed rent increases or increases based on consumer price indices over the term of the lease. In addition, certain of the Company's leases provide for additional rent through revenue participation (as defined in the lease agreement) in incremental revenues generated by the facilities, over a defined base period, effective at various times during the term of the lease. Each lease is a triple net lease which requires the lessee to pay additional charges including all taxes, insurance, assessments, maintenance and repair (capital and non-capital expenditures), and other costs necessary in the operation of the facility.

MORTGAGE LOANS

     At December 31, 1996, the Company had 67 mortgage loans secured by first mortgages on 73 skilled nursing facilities with a total of 8,672 beds and 11 assisted living residences with 588 units located in 23 states. The mortgage loans, which individually range from $302,500 to $11,240,000 in principal amount, have current interest rates ranging from 9.16% to 13.2%, generally have 25-year amortization schedules, have balloon payments due from 1997 to 2017 and provide for certain facility fees. Almost all of the mortgage loans provide for annual increases in the interest rate based upon a specified increase of 10 to
12.5 basis points. Approximately $9,825,000 of the loans due in 1997 will be paid off once the Company completes a sale leaseback transaction for the same amount on assisted living facilities that are being constructed.

     The following table sets forth certain information regarding the Company's mortgage loans as of December 31, 1996:

                       Number of        Number. of       Face Amount of        Current Amount of     Current Annual
     Location          Facilities       Beds/Units       Mortgage Loans         Mortgage Loans      Debt Service (1)
--------------------------------------------------------------------------------------------------------------------
Alabama                    1                142            $  4,100,000          $  4,060,562         $   489,706
Arizona                    3                479              10,650,000            10,599,851           1,238,740
Arkansas                   2                274               3,400,000             3,361,692             396,918
California                11              1,587              22,805,000            23,501,020           2,888,344
Colorado                   4                373               6,330,000             5,284,620             615,460
Florida                    9              1,106              30,944,862            31,726,985           3,644,254
Georgia                    3                287               8,050,000             8,030,186             929,512
Illinois                   2                322               6,200,000             6,185,008             643,244
Iowa                       3                214               4,000,000             3,940,365             493,338
Kansas                     4                233               4,320,000             3,995,045             474,810
Louisiana                  1                127               1,600,000             1,600,000             196,745
Mississippi                3                400              11,250,000            11,240,003           1,216,767
Missouri                   1                174               2,801,000             2,872,520             375,658
Nebraska                   5                266               5,348,980             5,434,382             601,749
Nevada                     1                100               1,200,000             1,173,996             142,523
North Carolina             2                201               3,770,000             3,728,490             449,556
Ohio                       1                150               5,200,000             5,173,773             575,408
Oklahoma                   1                161               1,300,000             1,292,252             159,961
Oregon                     4                261               8,160,000             8,157,238             810,999
South Carolina             5                509              11,250,000            11,229,957           1,357,532
Tennessee                  3                201               5,861,000             4,826,639             561,609
Texas                     11               1383              16,650,000            16,364,741           1,998,690
Washington                 4                310               4,500,000             4,482,365             551,282
----------------------------------------------------------------------------------------------------------------------
TOTAL                     84              9,260            $179,690,842          $178,261,690         $20,812,805
======================================================================================================================

(1)  Includes principal and interest payments.


     In general, the Company's mortgage loans may not be prepaid except in the event of the sale of the facility to a third party that is not affiliated with the borrower. The Company's mortgage loans impose a penalty upon prepayment of the loans depending upon the period in which the prepayment occurs, whether such prepayment was permitted or required, and certain other conditions such as upon the sale of the facility under pre-existing purchase option, destruction or condemnation, or other circumstances as approved by the Company. Such prepayment amount is based upon a percentage of the then outstanding balance declining ratably each year. In addition to a lien on the mortgaged property, the loans are generally secured by certain non-real estate assets of the facilities and contain certain other security provisions in the form of letters of credit, pledged collateral accounts, security deposits, cross-default and cross-collateralization features and certain guarantees. During 1996, the Company received a $941,000 payment with respect to the prepayment of one loan.

MORTGAGE-BACKED SECURITIES

     At December 31, 1996, the Company had investments of $92,545,000 in subordinated mortgage-backed pass through certificates ("Certificates") collateralized by three pools consisting of 85 first mortgage loans secured by 148 skilled nursing facilities in 24 states. Each mortgage loan, all of which were originated by the Company, is evidenced by a promissory note and secured by a mortgage, deed of trust, or other similar instrument that creates a first mortgage lien on a fee simple estate in real property (a "Mortgaged Property"). The $278,881,000 current principal amount of mortgage loans represented by the Certificates have individual principal balances ranging from approximately $297,000 to $13,760,000, have a weighted average interest rate of approximately 11.21%, and have remaining terms to scheduled maturities ranging from 28 months to 220 months.

     The following table sets forth certain information regarding the three pools of mortgage loans securing the Certificates as of December 31, 1996:

                                                     Original Principal            Current Principal
                       Number of      Number         Amount of Remaining           Amount of Remaining          Current Annual
    Location           Number of      of Beds     Remaining Mortgage Loans      Remaining Mortgage Loans (1)   Debt Service(2)
-------------------------------------------------------------------------------------------------------------------------------
Alabama                   8           1,069           $ 18,425,800                   $ 18,074,641                $ 2,253,561
Arizona                   5             955             26,018,000                     25,708,985                  2,863,918
California               16           1,705             27,404,786                     25,753,046                  3,588,009
Connecticut               4             499             10,656,000                     10,478,251                  1,297,858
Florida                   3             330             13,160,000                     12,875,952                  1,533,085
Georgia                  10           1,078             20,822,000                     20,566,473                  2,498,370
Illinois                  6             679             12,426,000                     12,150,073                  1,495,306
Iowa                     10             750             13,531,000                     13,782,238                  1,493,545
Kansas                    1              66              1,200,000                      1,191,133                    140,033
Kentucky                  1              67                726,000                        711,348                     88,862
Michigan                  3             444              6,800,000                      6,698,413                    828,043
Mississippi               1             120              2,800,000                      2,773,733                    332,810
Missouri                  5             545              9,489,000                      9,297,497                  1,161,454
Montana                   5             658             14,278,000                     14,073,620                  1,536,239
Nebraska                  4             378              6,614,000                      6,545,787                    770,105
New Mexico                5             350              9,007,000                      8,757,245                  1,127,306
North Carolina            2             256              5,350,000                      5,217,532                    649,726
Ohio                      3             243              7,000,000                      6,732,363                    815,867
Oklahoma                  1             112              1,300,000                      1,262,522                    167,409
S. Dakota                 1              50                585,000                        574,982                     64,189
Tennessee                 4             297              6,952,000                      6,884,490                    822,951
Texas                    45           5,020             64,280,000                     62,341,306                  7,773,876
Washington                4             289              4,583,000                      4,502,040                    544,601
Wisconsin                 1             104              2,075,000                      1,927,543                    264,000
------------------------------------------------------------------------------------------------------------------------------
TOTAL                   148          16,064           $285,482,586                   $278,881,213                $34,111,123
==============================================================================================================================

(1) Included in the balances of the mortgages underlying the mortgage-backed securities are $54,205,000 of non-recourse mortgages payable by the Company. These mortgages are secured by 22 skilled nursing facilities containing a total of 2,634 beds that are owned by the Company and included in the "Owned Properties" described previously.
(2)  Includes principal and interest.

     Such mortgage loans generally have 25-year amortization schedules with balloon payments due from 1999 to 2015, unless prepaid prior thereto. Contractual principal and interest distributions with respect to the $92,545,000 Certificates retained by the Company are subordinated to distributions of interest and principal with respect to the $192,210,000 of Certificates held by third parties. Thus, based on the terms of the underlying mortgages and assuming no unscheduled prepayments occur, contractual principal reductions on the Certificates retained by the Company will commence in August 2004 with final maturity in April 2015. Distributions on any of the Certificates will depend, in large part, on the amount and timing of payments, collections, delinquencies and defaults with respect to the mortgage loans represented by the Certificates, including the exercise of certain purchase options under existing facility leases or the sale of the Mortgaged Properties. Each of the mortgage loans securing the Certificates contain similar prepayment and certain security provisions with respect to the Company's mortgage loans.

     As part of the securitization transactions discussed above, the Company serves as the sub-servicer and, in such capacity, is responsible for performing substantially all of the servicing duties relating to the mortgage loans represented by the Certificates. The Company receives monthly fees equal to a fixed percentage of the then outstanding mortgage loans in the securitization transaction which, in management's opinion, represent currently prevailing terms for similar transactions. In addition, the Company will act as the special servicer to restructure any mortgage loans in the securitization transaction that become in default.

     At December 31, 1996, the mortgage-backed securities held by the Company have an effective interest rate of approximately 15.84% based on the expected future cash flows with no unscheduled prepayments.

              CERTAIN TRANSACTIONS WITH ASSISTED LIVING AFFILIATES

     In 1996, the Company's Board of Directors authorized an increase in the Company's investment in assisted living facilities ("ALFs") from 10% to 20% of its adjusted gross real estate investment portfolio (adjusted to include the mortgage loans to third parties underlying the $92,545,000 investment in mortgage-backed securities). In addition, the Board of Directors also authorized an increase in the Company's investment in properties operated by Assisted Living Concepts, Inc. ("ALC"), an owner, operator and developer of ALFs whose securities are listed on the American Stock Exchange, from 5% to 10% of its adjusted gross real estate investment portfolio (which was approximately $626,516,000 as of December 31, 1996). Currently, two of the Company's executive officers serve as members of the Board of Directors of ALC. As of December 31, 1996, three executive officers of the Company owned approximately 5.5% of ALC's common stock. The Company has discussed with its Board of Directors and anticipates increasing the percentage of its adjusted gross real estate investment portfolio that can be invested in ALFs and properties operated by ALC to 30% and 15%, respectively, during 1997. At December 31, 1996, the Company had investments in ALFs and properties operated by ALC of approximately 10.64% and 6.48%, respectively of the Company's total adjusted gross real estate
investment portfolio.   For the year ended December 31, 1996, the Company
received approximately $2,011,000 and $42,300, respectively, in rental and interest income from ALC. Also during such period, the Company purchased 16 ALFs from ALC for an aggregate purchase price of $30,830,000, which facilities, except as indicated below, were leased back to ALC. Generally, the purchase price for such facilities approximated ALC's total development cost. During 1996, the Company also provided mortgage loan financing to ALC totaling $6,550,000 secured by three ALFs. These mortgage loans will be repaid once the Company completes a sale leaseback transaction included in the $50,180,000 commitment below.

     In July 1996, in connection with obtaining a $50,180,000 commitment to enter into a sale leaseback transaction with ALC, the Company agreed to sell back four ALFs it acquired during 1996 in Texas to ALC for approximately $7,589,000. There was no gain or loss recognized on the sale, however, the Company received an administration fee of approximately $214,000 in conjunction with the sale of the four ALFs. In connection with the commitment, the Company entered into a one-year forward ten-year interest rate swap agreement (the "Agreement"). Under the Agreement, the Company will be credited interest at the three-month LIBOR rate and will incur interest at a fixed rate of 6.835% on a $40,000,000 notional amount beginning on November 7, 1997. The Agreement will be terminated on or before November 7, 1998 which is the latest date by which the Company anticipates having long-term financing in place on these facilities.

     In September 1996, the Company received a 9.9% interest in Carriage House Assisted Living, Inc. ("Carriage"), a privately-held corporation that develops, sells, leases and operates assisted living facilities ("ALFs") in Nebraska and Iowa. LTC received its 9.9% interest in Carriage in return for its commitment to provide construction financing for the first five facilities developed by Carriage in Nebraska, and LTC's further commitment to provide permanent financing on the first ten facilities developed by Carriage through the completion of sale/leaseback transactions. The sale/leaseback transactions will be consummated only when construction of each facility has been completed and a certificate of occupancy (or equivalent permit) has been issued. Both the construction loans and the sale/leaseback transactions with Carriage are subject to the Company's underwriting standards and other requirements. The construction loans made by LTC to Carriage are guaranteed by Consulting, Management and Education, Inc. ("CME"), a privately held multi-state operator of long-term care facilities which provides a broad range of services in the long-term care industry. CME operates six of the Company's owned skilled nursing facilities. In addition, ALC, in return for an option to purchase all of the outstanding stock or assets of Carriage, has committed to LTC that, upon any uncured default under any one or more of Carriage's leases, ALC will assume all of Carriage's obligations and liabilities under the defaulted lease and take over operation of the related facility. Currently, two of the Company's executive officers and directors serve as directors of Carriage. In addition, three executive officers of the Company own approximately 25.1% of Carriage. At December 31, 1996, the Company had entered into four construction loans with Carriage in the total combined maximum amount of $8,800,000 and had disbursed $3,275,000 in respect of those four loans. Amounts outstanding under such loans bear interest at the prime rate plus 2%. As of February 1, 1997, the Company had an outstanding commitment to provide one additional construction loan to Carriage in the maximum amount of $2,200,000. All of LTC's commitments to provide permanent financing remain outstanding as of February 1, 1997. LTC expects that the first four sale/leaseback transactions will occur in the second quarter of 1997.

                                   MANAGEMENT

     The following table sets forth the directors and executive officers of the Company. Each executive officer of the Company is elected by the directors, serves at the pleasure of the Board of Directors and holds office until a successor is elected or until resignation or removal. The information concerning the directors and executive officers of the Company is given as of February 15, 1997.

     With the exception of Mr. McBride, Mr. Pieczynski and Ms. Simpson, who were elected to the positions shown in July 1992, May 1994 and November 1995, respectively, all directors and officers have served in the capacities indicated since the Company's incorporation in May 1992.


NAME                            AGE                    POSITION
Andre C. Dimitriadis             56   Chairman, Chief Executive Officer and
                                      Director
William McBride III              36   President, Chief Operating Officer and
                                      Director
James J. Pieczynski              34   Senior Vice President and Chief Financial
                                      Officer
Neal M. Elliott                  56   Director
Edmund C. King                   61   Director
Wendy L. Simpson                 47   Director
Sam Yellen                       66   Director


DIRECTORS AND EXECUTIVE OFFICERS

     ANDRE C. DIMITRIADIS co-founded the company and was employed by Beverly Enterprises, Inc., an owner/operator of long-term care facilities, retirement living facilities and pharmacies, from October 1989 to May 1992, where he served as Executive Vice President and Chief Financial Officer. Prior to that, he was employed by American Medical International, Inc., an owner/operator of hospitals, from 1985 to 1989, where he served as Executive Vice President - Finance, Chief Financial Officer and director. Mr. Dimitriadis serves as the Chairman of Health Management, Inc., and is a member of the board of directors for Assisted Living Concepts, Inc. and Magellan Health Services.

     WILLIAM MCBRIDE III co-founded the Company and was employed by Beverly Enterprises, Inc., an owner/operator of long-term care facilities, retirement living facilities and pharmacies, from April 1988 to July 1992, where he served as Vice President, Controller and Chief Accounting Officer. Mr. McBride serves as the chairman of the board of Assisted Living Concepts, Inc. and a member of the board of directors of Malan Realty Investors, Inc.

     JAMES J. PIECZYNSKI has served as Senior Vice President and Chief Financial Officer of the Company since May 1994. He joined the Company in December 1993 as Vice President and Treasurer. Prior to that, he was employed by American Medical International, Inc., an owner/operator of hospitals, from May 1990 to December 1993, where he served as Assistant Controller and Director of Development.

     NEAL M. ELLIOTT has been Chairman, President, Chief Executive Officer and a director of Horizon/CMS Healthcare Corporation, an operator of long-term care facilities, since 1986. From 1984 to 1986, Mr. Elliott was President of National Medical Enterprises' long-term care subsidiary, Hillhaven Corporation. Mr. Elliott serves as a member of the board of directors of Frontier Natural Gas Corporation, and Horizon/CMS Health Care Corporation.

     EDMUND C. KING is a general partner of Trouver Capital Partners, an investment banking firm located in Los Angeles, California. Prior to joining Trouver as of January 1, 1992, Mr. King was a partner in Ernst & Young LLP, an international accounting and consulting firm, from 1973 through September 30, 1991. While at Ernst & Young, Mr. King was its Southern California senior health care partner and prior to that directed the Southern California health care practice for Arthur Young & Company, one of the predecessors of Ernst & Young.

     WENDY L. SIMPSON has served as Executive Vice President, Chief Financial Officer and director of Transitional Hospitals Corporation, formerly Community Psychiatric Centers (CPC), a healthcare organization, since December 1994. Prior to that, Ms. Simpson served as Senior Vice President and Chief Financial Officer from July 1994 to December 1994 of Transitional Hospitals Corporation, which was a wholly-owned subsidiary of CPC. From 1992 to July 1994, Ms. Simpson served as Chief Financial Officer of Weisman Taylor Simpson & Sabatino, a management consulting firm. Prior to her association with Weisman

Taylor Simpson & Sabatino, Ms. Simpson was affiliated with American Medical International, Inc. from 1984 to 1991.

     SAM YELLEN has been self-employed as a consultant since his retirement from KPMG Peat Marwick LLP, an international accounting firm, in December 1990. He served KPMG Peat Marwick LLP and its predecessors as a partner since 1968. Currently, he serves as a member of the board of directors of Beverly Funding Corporation, Del Webb Corporation, Downey Savings and Loan Association, and Wedbush Corporation.

OTHER KEY PERSONNEL

     The following sets forth certain information regarding other key personnel of the Company who manage the day-to-day affairs and operations of the Company and provide administrative services appropriate for such management.

     C. SAM ALLMOND has served as Vice President, Corporate Development of the Company since September 1994. Prior to that, he was employed by Sensitive Care, Inc., a private owner/operator of long-term care facilities, where he served as Controller from July 1992 to September 1994. From March 1991 to July 1992, he was employed by Sun Health Group where he served as Director of Reimbursement. Mr. Allmond served as Director of Finance for Beverly Enterprises, Inc. from March 1983 to March 1991.

     ALEX J. CHAVEZ has served as Director of Finance of the Company since June 1996. Prior to that he was employed by Ernst & Young LLP, an international accounting firm, from 1991 to 1996 where he served as an audit manager since 1995. While at Ernst & Young, he specialized in the healthcare and real estate industries and served as LTC Properties' auditor since its inception in 1992.

     CHRISTOPHER T. ISHIKAWA has served as Vice President and Treasurer of the Company since April 1995. Prior to that, he was employed by MetroBank from December 1991 to March 1995, where he served as First Vice President and Controller. From December 1989 to November 1991, he was employed by Mercantile National Bank where he served as Assistant Treasurer.

     EVELYN B. YALUNG has served as Vice President and Controller of the Company since November 1992. Prior to that, she was employed by Beverly Enterprises, Inc. from December 1980 to November 1992, where she served as Director of Financial Reporting since 1989.

     PAMELA J. PRIVETT, A Professional Law Corporation, has served as General Counsel to the Company since 1994. Prior to that, Pamela J. Privett, was a partner in the Santa Monica, California law firm Stern, Neubauer, Greenwald & Pauly. Ms. Privett began her legal career in 1985 at the Washington, D.C. office of Casson, Calligaro & Mutryn, a health care law boutique and she remained with the Casson firm until joining Stern, Neubauer, Greenwald & Pauly in 1990.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of Common Stock as of December 31, 1996 by (i) each director, (ii) each executive officer, and
(iii) all directors and executive officers a group:

                                                         SHARES BENEFICIALLY OWNED
                                       -----------------------------------------------------------
           NAME AND ADDRESS                     AMOUNT AND NATURE OF
          OF BENEFICIAL OWNER              BENEFICIAL OWNERSHIP (1)(2)(3)     PERCENT OF CLASS(3)
--------------------------------------------------------------------------------------------------

Andre C. Dimitriadis                                393,100                         2.0
William McBride III                                 213,500                         1.1
James J. Pieczynski                                  59,541                           *
Neal M. Elliott                                      45,500                           *
Edmund C. King                                       43,400(4)                        *
Wendy L. Simpson                                     13,040(5)                        *
Sam Yellen                                           42,500                           *

All Directors and Executive Officers
   as a group (7 persons)                           810,581                         4.1

------------------
*  Less than 1%
(1) Except as otherwise noted below, all Shares are owned beneficially by the individual or entity listed with sole voting and/or investment power.
(2) Includes options to acquire shares of Common Stock exercisable at December 31, 1996, or exercisable within 60 days of December 31, 1996, as follows:
     Mr. Dimitriadis - 118,500; Mr. Elliott - 37,500; Mr. King - 37,500; Mr. McBride - 78,500; Mr. Pieczynski - 39,000 and Mr. Yellen - 37,500; all directors and executive officers as a group (7 persons) - 348,500.
(3) For purposes of computing the percentages, the number of shares outstanding includes shares purchasable by such individual within 60 days upon exercise of outstanding stock options.
(4)  Includes 900 shares held by spouse in an individual retirement account.
(5) Includes 2,000 shares owned jointly with spouse and 1,290 shares held by spouse.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     Pursuant to the Company's amended and restated Articles of Incorporation (the "Charter"), the Company is authorized to issue up to 10,000,000 shares of preferred stock ("Preferred Stock") in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors may determine by adoption of an amendment to the Charter without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, no shares of Preferred Stock were outstanding.

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary creating the Series A Preferred Stock, (the "Articles Supplementary") which is available from the Company.

MATURITY

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDENDS

     Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends,
preferential cumulative cash dividends at the rate of     % per annum of the
Liquidation Preference per share (equivalent to a fixed annual amount of $   per
share).

     Dividends on the Series A Preferred Stock shall be cumulative from the date of original issue and shall be payable monthly in arrears on or before the 15th day of each month, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on April 15, 1997, will be for less than a full month. Such dividend and any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCES

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Company or otherwise is permitted under the Maryland General Corporation Law (the "MGCL") no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Company whose preferential rights upon distribution are superior to those receiving the distribution.

REDEMPTION

     The Series A Preferred Stock is not redeemable prior to April 1, 2001. However, in order to ensure that the Company will continue to meet the requirements for qualification as a REIT, the Series A Preferred Stock will be subject to provisions in the Charter pursuant to which capital stock of the Company owned by a shareholder in excess of the ownership limit (the "Ownership Limit") will be Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. See "--Restrictions on Ownership." On and after April 1, 2001, the Company, at its option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares. See "-- Restrictions on Ownership."), without interest. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of Excess Shares in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series A Preferred Stock acquired by a shareholder in excess of the Ownership Limit will automatically become Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. In addition, Excess Shares may be redeemed, in whole or in part, at any time when outstanding shares of Series A Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Shares, without interest. Such Excess Shares shall be redeemed in such proportion and in accordance with such procedures as shares of Series A Preferred Stock are being redeemed.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below.

     Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen or more months (a "Preferred Dividend Default"), the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of a similar arrearage respect to any Parity Preferred (as hereinafter defined), the holders of such shares of Series A Preferred Stock (voting separately as a class with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of a total of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event the directors of the Company are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors, are as equal as possible. Each Preferred Stock Director, as a qualification for election as such (and regardless of how elected) shall submit to the Board of Directors of the Company a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on such shares of Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, whereupon the terms of office of all persons elected as Preferred Stock Directors by the holders of the Series A Preferred Stock and any Parity Preferred shall, upon the effectiveness of their respective letters of resignation, forthwith terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meetings. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Charter or the Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series A Preferred Stock (or any equivalent class or series of stock issued by the surviving corporation in any merger or consolidation to which the Company became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and provided, further that (i) any increase in the amount of the authorized Preferred

Stock or the creation or issuance of any other series of Preferred Stock, or
(ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Except as expressly stated in the Articles Supplementary, the Series A Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required of the taking of any corporate action, including but not limited to, any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series A Preferred Stock.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively, owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner, including through one of its wholly owned subsidiaries), the rent received by the Company (either directly or through any such partnership or Subsidiary) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Amended and Restated Articles of Incorporation, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in actual or constructive ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of section 856(h) of the Code, shall, not withstanding any provisions of the Charter of the Company to the contrary, be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Any shares of capital stock of the Company held by a shareholder in excess of the Ownership Limit become Excess Shares. Upon shares of any class or series of capital stock becoming Excess Shares, such shares shall be deemed automatically to have been converted into a class separate and distinct from their original class and from any other class of Excess Shares. Upon any outstanding Excess Shares ceasing to be Excess Shares, such shares shall be automatically reconverted back into shares of their original class or series of capital stock.

     The holder of Excess Shares will not be entitled to vote the Excess Shares nor will such Excess Shares be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote. The Board of Directors, in its sole discretion, may choose to accumulate all distributions and dividends payable upon the Excess Shares of any particular holder in a non-interest bearing escrow account payable to the holder of the Excess Shares upon such Excess ceasing to be Excess Shares.

     In addition, the Company will have the right to redeem all or any portion of the Excess Shares from the holder at the redemption price, which shall be the average market price (as determined in the manner set forth in the Charter of the capital stock for the prior 30 days from the date the Company gives notice of its intent to redeem such Excess Shares, or as determined by the Board of Directors in good faith. The redemption price shall only be payable upon the liquidation of the Company and shall not exceed the sum of the per share distributions designated as liquidating distributions declared subsequent to the redemption date with respect to unredeemed shares of record of the class of the Company from which such Excess Shares were converted. The Company shall rescind the redemption of the Excess Shares in the event that within 30 days of the redemption date, due to a sale of shares by the holder, such holder would not be the holder of Excess Shares, unless such rescission would jeopardize the tax status of the Company as a REIT or would be unlawful in any regard.

     Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the actual and constructive ownership of beneficial interests in the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limit may have the effect of precluding the acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

TRANSFER AND DIVIDEND PAYING AGENT

     Harris Trust & Savings Bank will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

BOOK ENTRY, DELIVERY AND FORM

     The depository will be The Depository Trust Company ("DTC") and its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of the Series A Preferred Stock which will be represented by one or more global certificates issued in the name of Cede (the "Global Preferred Security"). No person that acquires an interest in such Series A Preferred Stock will be entitled to receive a certificate representing such person's interest in such Series A Preferred Stock except as set forth herein. Unless and until definitive Series A Preferred Stock is issued under the limited circumstances described herein, all references to actions by holders of Series A Preferred Stock issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to such holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Series A Preferred Stock.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Holders that are not Participants or Indirect Participants but that desire to purchase, sell or otherwise transfer ownership of, or other interests in, Series A Preferred Stock may do so only through Participants and Indirect Participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Transfer Agent to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or holders. Holders will not be recognized by the Company as registered holders of the Series A Preferred Stock entitled to the benefits of the terms of the Series A Preferred Stock. Holders that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Series A Preferred Stock among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which holders have accounts with respect to the Series A Preferred Stock similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective holders.

     Because DTC can act only on behalf of Participants, who in turn act only on behalf of holders or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a holder to pledge Series A Preferred Stock to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Series A Preferred Stock, may be limited due to the absence of physical certificates for such Series A Preferred Stock.

     DTC will take any action permitted to be taken by a registered holder of any Series A Preferred Stock under the terms of the Series A Preferred Stock only at the direction of one or more Participants to whose accounts with DTC such Series A Preferred Stock are credited.

GLOBAL PREFERRED SECURITIES; CERTIFICATED SECURITIES

     A Global Preferred Security will be exchangeable for the relevant definitive Series A Preferred Stock registered in the names of persons other than DTC or its nominee only if (i) any person having a beneficial interest in the Global Preferred Security requests that the transfer and dividend paying agent exchange such beneficial interest for Series A Preferred Stock in definitive form, (ii) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Preferred Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository and,
(iii) the Company in its sole discretion determines that the Global Preferred Security will be so exchangeable. Any Global Preferred Security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in such names as DTC directs. If Series A Preferred Stock is issued in definitive form, such Series A Preferred Stock will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Series A Preferred Stock. Upon surrender by DTC of the Global Preferred Security representing the Series A Preferred Stock and delivery of instructions for re-registration, the Transfer Agent will reissue the Series A Preferred Stock as definitive Series A Preferred Stock, and thereafter the Company will recognize the holders of such definitive Series A Preferred Stock as registered holders of Series A Preferred Stock entitled to the benefits of the terms of the Series A Preferred Stock.

     Except as described above, the Global Preferred Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depository appointed by the Company. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Preferred Security evidencing all or part of the Series A Preferred Stock unless such beneficial interest is in an amount equal to an authorized denomination for the Series A Preferred Stock.


PAYMENT AND PAYING AGENCY

     Payments in respect of the Series A Preferred Stock will be made to the depository, which will credit the relevant accounts at the depository on the applicable Distribution Dates or, if any Series A Preferred Stock is not held by the depository, such payments will be made by check mailed to the address of the holder entitled thereto as such address shall appear on the securities register relating to the Series A Preferred Stock.

     Payments on Series A Preferred Stock represented by a Global Preferred Security will be made to DTC, as the depository for the Series A Preferred Stock. If Series A Preferred Stock is issued in definitive form, the amounts payable in respect of the Series A Preferred Stock will be payable, the transfer of the Series A Preferred Stock will be registrable, and Series A Preferred Stock will be exchangeable for Series A Preferred Stock of other denominations of a like aggregate Liquidation Amount, at the offices of any paying agent or transfer agent appointed by the Company, provided that payment of any Distributions may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations to holders of Series A Preferred Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of Series A Preferred Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, dealers in securities or currencies, stockholders holding Series A Preferred Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effects of any foreign, state, local or other tax laws that may be applicable to prospective stockholders.

     This discussion does not address fully the federal income tax considerations relevant to holders of Series A Preferred Stock. A summary of certain federal income tax considerations to holders of Series A Preferred Stock is provided in the accompanying Prospectus under the headings "Taxation of Stockholders-General," "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders." Furthermore, this discussion does not address fully the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under the heading "Federal Income Tax Considerations."

     EACH PROSPECTIVE INVESTOR IS ADVISED TO REFER TO THE PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSIDERATIONS TO (A) THE COMPANY OF ITS REIT ELECTION AND (B) TO SUCH INVESTOR REGARDING THE ACQUISITION, OWNERSHIP AND SALE OF SERIES A PREFERRED STOCK. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF SERIES A PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


REDEMPTION OF SERIES A PREFERRED STOCK

     Cash Redemption of Series A Preferred Stock. A cash redemption of shares of the Series A Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series A Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

     If a cash redemption of shares of the Series A Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Series A Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series A Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

     If a cash redemption of shares of the Series A Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Series A Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. If the holder owns no other shares of capital stock in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

     Redemption Premium. Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Series A Preferred Stock exceeds its issue price the difference ("redemption premium") may be taxable as a constructive distribution of additional Series A Preferred Stock to the holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because Series A Preferred Stock provides for an optional right of redemption by the Company at a price that may exceed the issue price, stockholders could be required to recognize such redemption premium under a constant interest rate method similar to that for accruing original issue discount if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable Treasury Regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the stockholder are not related within the meaning of such regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption), and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the regulations. Regardless of whether the optional redemption is more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. The Company intends to take the position that the existence of the Company's optional redemption right does not result in a constructive distribution to the holders of Series A Preferred Stock.

OTHER TAX MATTERS

     The Company owns and operates a number of properties through wholly-owned subsidiaries (the "QRSs"). The Company has owned 100% of the stock of each of the QRSs at all times that each of the QRSs has been in existence. As a result, the QRSs will be treated as "qualified REIT subsidiaries" under the Code. Code
Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in the Prospectus under the heading "---- Taxation of the Company," the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that the QRSs are qualified REIT subsidiaries.

                                  UNDERWRITING

     Morgan Keegan & Company, Inc., J.C. Bradford & Co. and Crowell, Weedon & Co., (the "Underwriters"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Series A Preferred Stock set forth opposite their respective names below:

UNDERWRITER                        NUMBER OF SHARES
-----------                        ----------------
Morgan Keegan & Company, Inc....
J.C. Bradford & Co..............
Crowell, Weedon & Co............
                                       ---------
     Total......................       1,000,000
                                       =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the Series A Preferred Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $ per share of Series A Preferred Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share to other dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial offering.

     The Company has granted to the Underwriters an option, expiring on the close of business on the thirtieth day subsequent to the date of this Prospectus Supplement to purchase up to an additional 150,000 shares of Series A Preferred Stock at the public offering price, less the underwriting discount, as shown on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the Series A Preferred Stock. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions to purchase approximately the same percentage of such additional shares as the number of shares of Series A Preferred Stock set forth next to such Underwriter's name in the preceding table bears to the total offered initially.

     The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has applied to list the Series A Preferred Stock on the NYSE under the symbol "LTC PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a thirty-day period after the initial delivery of the Series A Preferred Stock. Prior to the Offering, there has been no public market for the shares of Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, but is not obligated to do so and may discontinue market making at any time without notice.

                                 LEGAL MATTERS

     The validity of the Series A Preferred Stock offered hereby will be passed upon for the Company by Ballard, Spahr, Andrews & Ingersoll, in Baltimore, Maryland. Certain legal matters are being passed upon for the Company by Latham & Watkins, Los Angeles, California and for the Underwriters by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee.

PROSPECTUS
----------
                              LTC PROPERTIES, INC.

                                   SECURITIES

  LTC Properties, Inc. (the "Company") is a health care real estate investment trust which may offer from time to time, in one or more series, its debt securities (the "Debt Securities"), shares of its Preferred Stock, $.01 par value per share (the "Preferred Stock"), and shares of its Common Stock, $.01 par value per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock are collectively referred to herein as the "Securities." The Securities will have an aggregate offering price of up to $125,000,000 and will be offered on terms to be determined at the time of the offering.

  In the case of Debt Securities, the specific title, the aggregate principal amount, the ranking, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and other specific terms of the series of Preferred Stock will be set forth in an accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and, if they are not to be listed, the possible effects thereof on their marketability.

  The Securities may be sold: (i) directly by the Company; (ii) through underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate; and (iii) through agents designated from time to time. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale will be set forth in the Prospectus Supplement.

  The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "LTC." On March 12, 1996, the closing sale price of the Common Stock on the NYSE was $16.25 per share.

                               __________________

 See "Risk Factors" commencing on page 4 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                              ___________________

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                 The date of this Prospectus is April 4, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy material and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

  (1) The Annual Report of the Company on Form 10-K for its fiscal year ended December 31, 1995 (the "1995 Form 10-K"); and

  (2) All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices, Attention: James J. Pieczynski, Senior Vice President and Chief Financial Officer, LTC Properties, Inc., 300 Esplanade Drive, Suite 1860, Oxnard, California 93030, telephone number (805) 981-8655.

                                  THE COMPANY

  The Company is a health care real estate investment trust (a "REIT") which invests in long-term care and other health care related facilities through mortgage loans, facility lease transactions and other investments. The primary objective of the Company is to provide current income for distribution to stockholders through real estate investments primarily in skilled nursing facilities managed by experienced operators providing quality care. To meet this objective, the Company attempts to invest in transactions that provide the opportunity for additional returns to its stockholders and diversify its investment portfolio by geographic location, operator and form of investment.

  The Company's operations commenced on August 25, 1992, the closing date for the Company's initial public offering. On such date, the Company raised net cash proceeds of approximately $142,000,000. Immediately following the initial offering, the Company completed the placement of its initial loans totaling approximately $75,000,000 to 15 different partnerships. The transaction included 40 nursing homes, located in nine states.

  At December 31, 1995, the Company had investments in 221 skilled nursing facilities with a total of 24,882 beds and eight assisted living facilities with a total of 645 units in 27 states. On such date, the Company's real estate investment portfolio consisted of approximately $161,059,000 of net investments in mortgage loans, approximately $67,384,000 in mortgage-backed securities and approximately $111,782,000 of net investments in long-term care facilities owned by the Company and leased to operators.

  At December 31, 1995, the Company had 65 mortgage loans receivable secured by first mortgages on 87 skilled nursing facilities with a total of 9,217 beds and two assisted living residences with a total of 255 units located in 21 states. The mortgage loans, which individually range from $587,700 to $9,334,000 in principal amount, have current stated interest rates ranging from 9.83% to 13.10%. The mortgage loans generally have 25-year amortization schedules with balloon payments due from 1998 to 2015 and provide for certain facility fees. Almost all of the mortgage loans have prepayment fees and provide for specified increases in the initial interest rate.

  At December 31, 1995, the Company had investments in mortgage-backed pass-through certificates which consist of two pools containing a total of 57 mortgage loans, all of which were originated by the Company, secured by 112 skilled nursing facilities. The mortgage loans represented by the mortgage-backed securities have individual principal balances ranging from approximately $715,000 to $13,848,000, have a weighted average interest rate of approximately 11.43%, have remaining terms to scheduled maturities ranging from 27 months to 190 months and generally have 25-year amortization schedules with balloon payments due from 1998 to 2011.

  At December 31, 1995, the Company owned and leased to health care operators 29 skilled nursing facilities with a total of 3,668 beds and six assisted-living facilities with a total of 390 units in 11 states. These long-term care facilities are leased pursuant to non-cancelable leases generally with an initial term of ten years. Many of the leases contain renewal options and some contain options to purchase the facilities. Most of the leases provide for annual fixed rent increases over the term of the lease. In addition, some of the leases provide for additional rent through revenue participation in incremental revenues (as defined in the lease agreements), over a defined base period, effective at various times during the term of the lease. In some cases, rent increases are based on increases in consumer price indices.

  The Company was incorporated in Maryland in May 1992. The principal executive offices of the Company are located at 300 Esplanade Drive, Suite 1860, Oxnard, California 93030; telephone number (805) 981-8655. Unless the context indicates otherwise, references herein to the Company include the Company's subsidiary.

                                  RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to those discussed elsewhere in this Prospectus and in an accompanying Prospectus Supplement:

Government Regulation

  Health Care Reform.    The health care industry is facing various challenges,
including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1993 and 1994 as a result of the national health care reform debate and has continued into 1996 as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. For example, bills have been passed by the House and the Senate in the context of the federal budget reconciliation process which call for reduced future reimbursement to hospitals under the existing Medicare system, the establishment of a prospective payment system for Medicare reimbursement of long-term care, reduced growth in future Medicaid reimbursement and the establishment of a "block grant" program that would give states greater discretion in designing and administering their Medicaid programs that presently afforded under federal law.

  The Company believes that government and private efforts to contain and reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's borrowers and lessees. The Company believes that the vast nature of the health care industry, the financial strength and operating flexibility of its operators and the diversity of its portfolio will mitigate against the impact of any such diminution in reimbursement. However, the Company cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's financial condition or results of operations.

  Potential Operator Loss of Licensure or Certification. The health care industry is highly regulated by federal, state and local law, and is directly affected by state and local licensure, fines, and loss of certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any borrower or lessee to comply with such laws, requirements and regulations could affect its ability to operate the facility or facilities and could adversely affect such borrower's or lessee's ability to make debt or lease payments to the Company.

  In the past several years, due to rising health care costs, there has been an increased emphasis on detecting and eliminating fraud and abuse in the Medicare and Medicaid programs. Payment of any consideration in exchange for referral of Medicare and Medicaid patients is generally prohibited by federal statute, which subjects violators to severe penalties, including exclusion from the Medicare and Medicaid programs, fines, and even prison sentences. In recent years, both federal and state governments have significantly increased investigation and enforcement activity to detect and punish wrongdoers. In addition, legislation has been adopted at both state and federal levels that severely restricts the ability of physicians to refer patients to entities in which they have a financial interest.

  It is anticipated that the trend toward increased investigation and informant activity in the area of fraud and abuse, as well as self-referral, will continue in future years. In the event that any borrower or lessee were to be found in violation of laws regarding fraud, abuse or self-referral, that borrower's or lessee's ability to operate a health care facility could be jeopardized, which could adversely affect the borrower's or lessee's ability to make debt or lease payments to the Company and, thereby, adversely affect the Company.

  Reliance on Government Reimbursement. A significant portion of the revenue of the Company's borrowers and lessees is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. These programs are highly regulated and subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law.

In recent years, there have been fundamental changes in the Medicare program which have resulted in reduced levels of payment for a substantial portion of health care services. Moreover, health care facilities have experienced increasing pressures from private payers attempting to control health care costs, and reimbursement from private payers has in many cases effectively been reduced to levels approaching those of government payers.

  In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. Governmental and popular concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future payment rates for either governmental or private health care plans will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of the Company's borrowers and lessees and thereby adversely affect those borrowers' and lessees' abilities to make their debt or lease payments to the Company. Failure of the borrowers or lessees to make their debt or lease payments would have a direct and material adverse impact on the Company.

Competition

  The Company competes with other REITs, real estate partnerships, health care providers and other investors, including but not limited to banks and insurance companies, many of which will have greater financial resources than the Company, in the acquisition, leasing and financing of health care facilities. There can be no assurance that suitable investments will be identified or that investments can be consummated on commercially reasonable terms.

Environmental Matters

  Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as the Company) may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property, and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the Company's revenues.

  Although the Company's mortgage loans and leases require the borrower and the lessee to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited and there can be no assurance that any such borrower or lessee would be able to fulfill its indemnification obligations.

Health Care Real Estate Investment Risks

  The Company's investments in health care facilities are subject to various real estate related risks.

  Volatility of Value of Real Estate. Real property investments in the health care industry are subject to varying degrees of risk. The economic performance and values of health care real estate can be affected by many factors including governmental regulation, economic conditions, and demand for health care services. There can be no assurance that the value of any property acquired by the Company will appreciate or that the value of property securing any of the Company's mortgage loans or any property acquired by the Company will not depreciate.

  Volatility of Income and Returns. The possibility that the health care facilities will not generate income sufficient to meet operating expenses, will generate income and capital appreciation, if any, at rates lower than those anticipated or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in health care related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

  Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Company's properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Transfers of operations of nursing homes and other health care-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of the Company's properties becomes unprofitable due to competition, age of improvements or other factors such that the borrower or lessee becomes unable to meet its obligations on the debt or lease, the liquidation value of the property may be substantially less -- relative to the amount owing on the mortgage loan -- than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds could be delayed by the approval process of any state agency necessary for the transfer of the property. In addition, certain significant expenditures associated with real estate investment (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, the Company's income and funds available for distribution would be adversely affected.

  Uninsured Loss. The Company currently requires, and it is the intention of the Company to continue to require, all borrowers and lessees to secure adequate comprehensive property and liability insurance that covers the Company as well as the borrower and/or lessee. Certain risks may, however, be uninsurable or not economically insurable and there can be no assurance the Company or a lessee will have adequate funds to cover all contingencies itself. Should such an uninsured loss occur, the Company could lose its invested capital.

  Dependence on Lease Income and Mortgage Payments from Real Property. Since a substantial portion of the Company's income is derived from mortgage payments and lease income from real property, the Company's income would be adversely affected if a significant number of the Company's borrowers were unable to meet their obligations to the Company or if the Company were unable to lease its properties or make mortgage loans on economically favorable terms. There can be no assurance that any lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, the Company could lease the property to others on favorable terms.

Tax Risks Regarding Taxation of the Company and its Stockholders

  The Company was organized and believes that it has conducted and intends to conduct its operations so as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). See "Federal Income Tax Considerations." The Company has not sought, nor will it seek, a ruling from the Internal Revenue Service ("IRS") with respect to its qualification as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within the Company's control. No assurances can be given that the Company will at all times satisfy these rules and tests. Under certain circumstances, the failure of the Company to meet the qualifications for REIT status could cause the Company to be taxed as a regular corporation in which case dividends paid to the stockholders would not be deductible by the Company in computing its taxable income. Furthermore, the Company would not be eligible to elect to be taxed as a REIT for five taxable years (including the year of disqualification). Under certain other circumstances, if the Company failed to meet the qualifications for REIT status, the Company would continue to qualify as a REIT, but the Company could be required to pay interest, taxes and/or certain nondeductible penalties. The payment of any tax, interest or penalties by the Company would reduce the funds available for distribution to stockholders or for investment, and could necessitate that the Company borrow additional funds or liquidate certain of its investments.

  In order to minimize the chances that the Company will violate certain stock ownership rules (see "Federal Income Tax Considerations - Requirements for Qualification"), the Directors of the Company are given the power to redeem or prohibit the transfer of any class of capital stock if such transfer would cause the Company to violate any stock ownership rule. Stockholders are cautioned, however, that because broad attribution rules are used in determining stock ownership and a large percentage of capital stock may be held by nominees in "street name," the Company may be unaware of a violation of these stock ownership rules and therefore the qualification of the Company as a REIT may be inadvertently lost.

Restrictions on Transfer and Limitation on Ownership of Stock; Business Combinations

  For the Company to continue to qualify as a REIT in any taxable year, no more than 50% in value of its outstanding Common Stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the second half of the Company's taxable year. Furthermore, if the Company, or an owner of 10% or more of the Company, actually or constructively, owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Federal Income Tax Considerations - Taxation of the Company." In addition, the Common Stock must be owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a short taxable year.

  In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, certain provisions of the Amended and Restated Articles of Incorporation of the Company (the "Charter") authorize the Company (i) to refuse to permit the transfer of Common Stock to any person if such transfer could jeopardize the qualification of the Company as a REIT and (ii) to redeem any shares of Common Stock in excess of 9.8% of the outstanding Common Stock of the Company beneficially owned by any person ("Excess Shares"). Such provisions may inhibit market activity and the resulting opportunity for stockholders to realize a premium for their Common Stock that might otherwise exist if an individual were attempting to assemble a block of Common Stock in excess of 9.8% of the outstanding Common Stock. Also, there can be no assurance that such provisions will in fact prevent the Company from failing to meet such ownership requirements.

  Such provisions would also make the Securities an unsuitable investment for any person seeking to obtain ownership of more than 9.8% of the outstanding Common Stock of the Company. Although the Company does not anticipate that it will redeem or otherwise reduce the number of shares of outstanding Common Stock, except for Excess Shares, if the number of shares of outstanding Common Stock were reduced, the 9.8% limitation might be exceeded by a stockholder without any action on the part of the stockholder.

  In addition, certain provisions of Maryland law regarding Business Combinations (as defined) require approval of the holders of 80% of the outstanding voting shares of the Company. See "Description of the Company's Capital Stock."

Failure of a Partnership in Which the Company is a Partner to Qualify as a Partnership for Federal Income Tax Purposes

  The Company holds a number of properties, or proportionate interests in properties, through certain partnerships (the "Partnerships"). If the IRS were to successfully challenge the tax status of any of the Partnerships as partnerships for federal income tax purposes, such Partnerships would be treated as associations taxable as corporations. In such event, the character of the Company's assets and income would change, which would preclude the Company from satisfying the asset tests and possibly the income tests (as imposed by the Code) and, in turn, would prevent the Company from continuing to qualify as a REIT. The imposition of a corporate tax on such Partnerships would also reduce the amount of funds available for distribution to the Company and its stockholders. See "Federal Income Tax Considerations - Tax Aspects of the Partnerships."

                       RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                      FISCAL YEAR
                                                   ENDED DECEMBER 31,
                                                   ------------------
                                                   1992          1993    1994    1995
                                                   ----          ----    ----    ----
Ratio of Earnings to Fixed Charges ............    1.29x (1)     2.07x   3.34x   3.12x

(1)  From August 25, 1992 (commencement of operations) through December 31,
     1992.

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for repayment of outstanding amounts under the Company's lines of credit, for funding outstanding commitments as described below and for funding of additional mortgage loans and acquisitions of additional health care facilities.

  In January 1995, the Company entered into a $25,000,000 unsecured revolving credit agreement (the "Credit Agreement") with certain banks to provide the Company with short-term borrowings. Borrowings under the Credit Agreement are used to make real estate investments and mature on December 31, 1996. In October 1995, the terms of the Credit Agreement were amended to increase the amount of the line of credit from $25,000,000 to $35,000,000 and to reduce interest rate from LIBOR plus 1.75% to LIBOR plus 1.5%. As of March 1, 1996, the Company had no borrowings outstanding under the Credit Agreement.

  In May, 1994, the Company entered into an agreement with an institution to provide the Company with short-term borrowings in an amount based upon the Company's exsisting outstanding mortgage loans, bearing interest at LIBOR plus 2.5% with no commitment fees (the "Repurchase Agreement"). Borrowings under the Repurchase Agreement are used to make mortgage loans and are secured by substantially all of the outstanding mortgage loans of the Company. All borrowings under the Repurchase Agreement mature on or before April 12, 1996. However, the Company has historically been able to renew the Repurchase Agreement. In October 1995, the terms of the Repurchase Agreement were also amended to increase the amount of the line of credit from $70,000,000 to $84,000,000 and to reduce the interest rate from LIBOR plus 2.5% to LIBOR plus 2.0%. As of March 1, 1996, the Company had approximately $82,490,000 outstanding under the Repurchase Agreement bearing an average interest rate of approximately 7.3125%.

  As of March 1, 1996, the Company had outstanding commitments to provide mortgage loans of approximately $40,450,000. The closings of such transactions will be subject to certain conditions. Pending such uses, the net proceeds of the offering will be invested in short-term, interest-bearing accounts.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

  The summary of the terms of the capital stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

General

  The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock

  Of the 40,000,000 authorized shares of Common Stock, 18,422,054 shares were issued and outstanding on March 1, 1996. Holders of the Common Stock are entitled to receive, equally, dividends declared by the Board of Directors out of funds legally available therefor. In the event of any liquidation or dissolution of the Company, holders of Common Stock are entitled to share equally in the net assets available for distribution to common stockholders. There are no preference, exchange, preemptive or conversion rights with respect to the Common Stock.

  Each share of Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. There is no right of cumulative voting in connection with the election of directors. Any shares of Common Stock issued and sold hereunder will be, when issued, fully paid and nonassessable.

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LTC."

Preferred Stock

  No shares of Preferred Stock are presently outstanding. Preferred Stock may be issued from time to time by the Board of Directors of the Company, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors when designating any such series.

  The Preferred Stock and the variety of characteristics available for it offers the Company flexibility in financing and acquisition transactions. An issuance of Preferred Stock could dilute the book value or adversely affect the relative voting power of the Common Stock. The issuance of such shares could be used to enable the holder to block such a transaction. Although the Board of Directors is required when issuing such stock to act based on its judgment as to the best interests of the stockholders of the Company, the Board could act in a manner which would discourage or prevent a transaction some stockholders might believe is in the Company's best interests or in which stockholders could or would receive a premium for their shares of Common Stock over the market price.

  The Company's Board of Directors has authority to classify or reclassify authorized but unissued shares of Preferred Stock by setting or changing the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption of stock.

Redemption and Ownership Limitation Provisions

  The Company's Charter contains certain limitations on the number of shares of the Company's Common Stock and Preferred Stock (collectively, the "Stock") that any one stockholder may own, which limitations are designed to ensure that the Company maintains its status as a REIT.

  Upon demand of the Company's Board of Directors, each stockholder must disclose to the Company such information with respect to actual or constructive ownership of Stock owned (or deemed to be owned after applying the attribution rules applicable to REITs under the Code) as the Board of Directors deems reasonably necessary in order that the Company may fully comply with the REIT provisions of the Code. Proposed transferees of Stock must also satisfy the Board, upon demand, that such transferees will not cause the Company to fall out of compliance with such provisions.

  The Code prevents a company from qualifying as a REIT if more than 50% in value of its stock is owned (or deemed to be owned after applying the attribution rules applicable to REITs under the Code) by five or fewer individuals (as defined in the Code to include certain entities) (the "Closely-held Rule"). The Charter prohibits a stockholder from owning more than 9.8% of the total number of outstanding shares of the Company's Common Stock or any class or series of Stock other than Common Stock. Stock that may be acquired by an investor upon conversion of any securities convertible into Stock is deemed to be outstanding for purposes of determining the percentage of ownership of Stock by that investor. Any shares in excess of such limit are deemed to be "Excess Shares." Excess Shares shall be deemed automatically to have been converted into a class separate and distinct from the class from which converted and from any other class of Excess Shares, each such class being designated "Excess Shares of [stockholder's name]." No Excess Shares may be voted, nor considered outstanding for the purpose of determining a quorum at any meeting of stockholders. Any dividends or other distributions payable upon the Excess Shares may, in the discretion of the Company, be paid into a non-interest bearing account and released to the stockholder only at such time as he or she ceases to be the holder of Excess Shares. The Company, upon authorization of the Board of Directors, by notice to the holder thereof, may redeem any or all Excess Shares, and from the date of the giving of notice of redemption such shares shall cease to be outstanding and the stockholder shall cease to be entitled to dividends, voting rights and other benefits with respect to such shares. Subject to certain exceptions, the redemption price will be based on the trading prices of the class of Stock from which the Excess Shares being redeemed were converted and is payable, without interest, only upon the liquidation of the Company. However, the Charter contains provisions under which the holder of Excess Shares may cause the Company to rescind such redemption by selling (and notifying the Company of such sale), within 30 days after notice of the redemption, a number of the shares of Stock held by such holder equal to the number of Excess Shares. In addition, Excess Shares held by any holder may be converted back into shares of Stock if the holder sells such shares prior to their being called for redemption.

Business Combinations

  Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be: (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and
(ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation prior to a person's becoming an Interested Stockholder.

Control Share Acquisitions

  The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by the charter or bylaws of the corporation prior to a control share acquisition.

  The limitation on ownership of Common Stock set forth in the Charter, as well as the provisions of the Maryland Business Combination and Control Share Acquisition statutes, could have the effect of discouraging offers to acquire the Company and increasing the difficulty of consummating any such acquisition.

Transfer Agent and Registrar

  Harris Trust and Savings Bank in Chicago acts as transfer agent and registrar for the Common Stock.


                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an indenture (the "Indenture") to be executed by the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"), a form of which has been previously filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions if the Indenture to which reference is hereby made for a full description of such provisions, including the definitions therein of certain terms and for other information regarding the Debt Securities. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Copies of the form of the Indenture are available for inspections during normal business hours at the principal executive offices of the Company, 300 Esplanade Drive, Suite 1860, Oxnard, CA 93030.

  The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made, for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

General

  The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Prospectus Supplement will describe certain terms of any Debt Securities offered thereby, including (i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities and their purchase price; (iii) the date or dates on which such Debt Securities will mature; (iv) the rate or rates per annum (or manner in which interest is to be determined) at which such Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (v) the dates on which such interest, if any, on such Debt Securities will be payable and the regular record dates for such interest payment dates;
(vi) any mandatory or optional sinking fund or analogous provisions; (vii) additional provisions, if any, for the defeasance of such Debt Securities;
(viii) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (ix) whether such Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depository for such Registered Global Security or Debt Securities; (x) certain applicable United States federal income tax consequences; (xi) any provisions relating to security for payments due under such Debt Securities; (xii) any provisions relating to the conversion or exchange of such Debt Securities into or for shares of Common Stock or Debt Securities of another series; (xiii) any provisions relating to the ranking of such Debt Securities in right of payment as compared to other obligations of the Company; (xiv) the denominations in which such Debt Securities are authorized to be issued; (xv) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; and (xvi) any other specific term of such Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

Conversion Rights

  The terms, if any, on which Debt Securities of any series may be exchanged for or converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a holder of the Debt Securities of any series (the "Holder") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, to the extent that as a result of such conversion, any Person would then own or be deemed to beneficially own, directly or indirectly, 9.8% or more of the then outstanding shares of Common Stock.

  The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of Common Stock on any class of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of the Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share) less than the then current market price; and (iv) distributions to all or substantially all holders of shares of Common Stock of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. No adjustments in the conversion price of the Debt Securities will be made for regular quarterly or other periodic or recurring cash dividends or distributions. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all of its assets to any other trust or corporation, the holders of the Debt Securities of any series shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock.

  A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provisions for such an adjustment) might result in a constructive distribution to the holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the adjustments made pursuant to these provisions and its actions in so doing shall be final and conclusive.

  Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

  The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debt Securities of any series or for dividends on shares of Common Stock.

Subordination

  The indebtedness evidenced by the Debt Securities of any series may be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness (as defined). The terms, if any, on which the Debt Securities of any series may be subordinated and junior in right of payment to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness will be set forth in the Prospectus Supplement relating thereto. No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Debt Securities of any series or on account of the purchase or other acquisition of Debt Securities of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payment of principal of (and premium, if any) and interest on the Debt Securities of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

  Upon any acceleration of the principal of the Debt Securities or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debt Securities of any series or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debt Securities. By reason of this provision, in the event of insolvency, holders of the Debt Securities of any series may recover less, ratably, than holders of Senior Indebtedness.

  "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Company for money borrowed, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date. There is no limit on the amount of Senior Indebtedness that the Company may incur.

  "Indebtedness" with respect to any Person is defined to mean:

     (i) all indebtedness for money borrowed whether or not evidenced by a promissory note, draft or similar instrument;

     (ii) that portion of obligations with respect to leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles;

     (iii)  notes payable and drafts accepted representing extensions of credit;

     (iv) any balance owed for all or any part of the deferred purchase price or services which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; and

     (v) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i) through (iv);

provided, however, that, in computing the "Indebtedness" of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depositary in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person.

Optional Redemption

  The Debt Securities of any series will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to maintain the Company's status as a REIT at the option of the Company and on at least 30 days' prior notice by mail at a redemption price equal to the lesser of (i) the price paid by the holder of the Debt Securities of any series in the transaction that caused such Debt Securities to exceed the amount necessary for the Company to continue to qualify as a REIT, (ii) the last sale price of the Debt Securities of any series reported on the NYSE on the trading day immediately preceding the date the Company mails the notice of redemption or (iii) 100% of the principal amount thereof, in each case together with accrued interest. Except as otherwise set forth in the accompanying Prospectus Supplement, the Company may exercise its redemption powers solely with respect to the securities of the security holder or holders which pose a threat to the Company's REIT status and only to the extent deemed necessary by the Company's Board of Directors to preserve such status. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities of any series at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debt Securities may decline significantly as a result of such transaction. The Indenture does not protect Holders of the Debt Securities of any series against any decline in credit quality, whether resulting from any such transaction or from any other cause. The Company may at any time buy Debt Securities of any series on the open market at prices which may be greater or less than the optional redemption price listed above.

Dividends, Distributions and Acquisitions of Common Stock

  The Company will not (i) declare or pay any dividend, or make any distribution on its Common Stock to its shareholders (other than dividends or distributions payable in Common Stock of the Company) or (ii) purchase, redeem, or otherwise acquire or retire for value any of its Common Stock, or any warrants, rights, or options to purchase or acquire any Stock of its Common Stock (other than the Debt Securities of any series or any other convertible indebtedness of the Company that is neither secured nor subordinated to the Debt Securities of any series and other than purchases, redemptions or acquisitions or retirements as the Company determines necessary to protect its status as a REIT), if at the time of such action an Event of Default has occurred and is continuing or would exist immediately after such action. The foregoing, however, will not prevent
(i) the payment of any dividend or distribution necessary to maintain the Company's status as a REIT; (ii) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provision on the date of declaration; (iii) the Company's retirement of any of its Common Stock by exchange for, or out of the proceeds of the substantially concurrent sale of, other Common Stock; or (iv) the Company's ability to call for purchase shares of its capital stock so as to prevent concentration of ownership potentially disqualifying the Company as a REIT or potentially disqualifying income as rents from real property.

Additional Covenants

  Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relating thereto.

Modification of the Indenture

  Under the Indenture, with certain exceptions, the rights and obligations of the Company with respect to any series of Debt Securities and the rights of Holders of such series may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of such series. However, without the consent of each Holder of any Debt Securities affected, an amendment, waiver or supplement may not (i) reduce the principal of, or rate of interest on, any Debt Securities; (ii) change the stated maturity date of the principal of, or any installment of interest on, any Debt Securities; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debt Securities; (iv) change the currency for payment of the principal of, or premium or interest on, any Debt Securities; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert any Debt Securities; (vii) reduce the amount of outstanding Debt Securities necessary to consent to an amendment, supplement or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or waivers of past defaults, except as otherwise specified.

Events of Default, Notice and Waiver

  Except as otherwise set forth in the accompanying Prospectus Supplement, the following is a summary of certain provisions of the Indenture relating to events of default, notice and waiver.

  The following are Events of Default under the Indenture with respect to any series of Debt Securities: (i) default in the payment of interest on the Debt Securities of such series when due and payable, which continues for 30 days;
(ii) default in the payment of principal of (and premium, if any) on the Debt Securities when due and payable, at maturity, upon redemption or otherwise, which continues for five Business Days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debt Securities of such series which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness (as defined in the Indenture) of the Company or any subsidiary if (a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within 10 days after notice to the Company of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $5,000,000 or more; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Company.

  If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, either the Trustee or the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the Debt Securities due and payable immediately.

  The Company will not declare or pay any dividends or make any distribution to holders of its capital stock (other than dividends or distributions payable in capital stock of the Company) if at the time any of the aforementioned Events of Default has occurred and is continuing or would exist immediately after giving effect to such action, except for (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provisions on the date of declaration; (ii) the retirement of any share of the Company's capital stock by exchange for, or out of the proceeds of the substantially concurrent sale (other than to a subsidiary) of, other shares of its capital stock; or the payment of a dividend or distribution in such amount as may be necessary to maintain the Company's status as a REIT.

  The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default or Event of Default with respect to the Debt Securities of any series, give to the Holders of Debt Securities notice of all uncured Defaults and Events of Default known to it, but the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debt Securities of such series.

  The Indenture provides that the Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debt Securities on or after the respective due dates expressed in the Debt Securities, and to institute suit for the enforcement of any such payments.

  The Holders of a majority in principal amount of the outstanding Debt Securities of any series then outstanding may on behalf of the Holders of all Debt Securities of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debt Securities of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected thereby.

  The Company will be required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have knowledge of a Default or Event of Default, a description of the efforts to remedy the same.

Consolidation, Merger, Sale or Conveyance

  The Indenture provides that the Company may merge or consolidate with, or sell or convey all, or substantially all, of its assets to any other trust or corporation, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be any entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in truth, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of the obligations of the Company under the Debt Securities of any series and the Indenture; (ii) immediately after giving effect to such transactions, no Default or Event of Default shall have occurred and be continuing, and

(iii) the Company shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture.

Global Securities

  The Debt Securities may be issued in whole or in part in global form (the "Global Securities"). The Global Securities will be deposited with a depository (the "Depository"), or with a nominee for a Depository, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor for such Depository or a nominee of such successor.

  The specific material terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depository arrangements.

  So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depository.

  Principal, premium, if any, and interest payments, if any on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made directly to the owners of beneficial interests of such Global Security, except as may be limited by the terms of the resolution of the board of directors of the Company that authorizes such series of Debt Securities.

  The Company expects that the depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants.

  If the Depository for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue each Debt Security in definitive form to the beneficial owners thereof in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

Governing Law

  The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

General

  The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share. See "Description of the Company's Capital Stock."

  Under the Charter, the Board of Directors of the Company is authorized without further stockholder action to establish and issue, from time to time, up to 10,000,000 shares of Preferred Stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preference as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

Certain Provisions of the Charter

  See "Description of the Company's Capital Stock" for a description of certain provisions of the Charter, including provisions which may have certain anti-takeover effects.

Dividend Rights

  Holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

Liquidation Preference

  In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Preferred Stock of such series and such other shares of Preferred Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

  If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Redemption

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless the Company defaults in the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

Voting Rights

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

  So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of other series of Preferred Stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.


Transfer Agent and Registrar

  The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.


                       FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain of the material federal income tax consequences regarding the Company, is based on current law, is for general information only and is not tax advice. This summary does not address all aspects of federal income taxation that may be relevant to a purchaser in light of such purchaser's particular circumstances or to certain types of purchasers subject to special treatment under the federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or purchasers holding stock as part of a conversion transaction, as part of a hedging transaction, or as a position in a straddle for tax purposes). In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to purchasers. This summary is based upon the provisions of the Code, Treasury Regulations, IRS rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action.

  EACH PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES TO SUCH PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS AFTER THE DATE HEREOF.

Taxation of the Company

  General. The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1992. The Company believes that, commencing with its taxable year ended December 31, 1992, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. However, no assurance can be given that the Company has operated or will be able to continue to operate in a manner to so qualify or remain qualified.

  In the opinion of Latham & Watkins, whose opinion has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company is organized in conformity with the requirements for qualification as a REIT and its proposed method of operation will permit it to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations made by the Company concerning its business and properties as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "Failure to Qualify."

  These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, even if the Company continues to qualify as a REIT, the Company will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if the Company has a net capital gain, it will be taxed at regular corporate rates on its undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if its tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest regular corporate rate on such income. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by the Company, (i.e., when the Company is acting as a dealer)), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute by the end of each year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset (a "Built-In Gain Asset") from a C corporation (i.e. generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by the Company over (b) the Company's adjusted basis in such asset on such date), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume the Company will make an election pursuant to IRS Notice 88-19.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;
(iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

  The Company believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy conditions (v) and
(vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of Common Stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in "Risk Factors - Restrictions on Transfer and Limitations on Ownership of Stock; Business Combinations" and "Description of the Company's Capital Stock - Redemption and Ownership Limitation Provisions." These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

  Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets and items of income of the Partnerships will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "-- Tax Aspects of the Partnerships." The Company has direct control of the Partnerships and intends to operate them consistent with the requirements for qualification as a REIT.

  Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions for each taxable year must be derived directly or indirectly from: (i) rents from real property; (ii) interest on obligations secured by mortgages on real property or interests in real property; (iii) gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) not held primarily for sale to customers in the ordinary course of business; (iv) dividends or other distributions on, and gain (other than gain from prohibited transactions) from the sale or other disposition of, transferable shares in other real estate investment trusts; (v) abatements and refunds of taxes on real property; (vi) income and gain derived from foreclosure property (as defined in the Code); (vii) amounts (other than amounts the determination of which depend in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (a) to make loans secured by mortgages on real property or on interests in real property or (b) to purchase or lease real property (including interests in real property and interests in mortgages on real property); (viii) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction; and (ix) qualified temporary investment income.

  Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions for each taxable year must be derived from the sources described above with respect to the 75% test, dividends, interest, and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

  Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales or other disposition of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents that may be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent received must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). The results of this 10% ownership test are determined by applying complex attribution rules which are provided in the Code. Third, for rents received to qualify as "rent from real property," the Company generally must not manage or operate the property or furnish or render services to the tenants of such property other than through an independent contractor from whom the Company derives no revenue. However, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Finally, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

  The Company has represented that it does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as described above), (ii) rent any property to a Related Party Tenant,
(iii) derive rental income (except for certain rentals not material in amount) attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease except for rental income derived pursuant to the lease of Rockwood Manor), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Generally, if a loan is secured by both personal property and real property, interest must be allocated between the personal property and the real property, with only the interest allocable to the real property qualifying as mortgage interest under the 75% gross income test. Treasury Regulations provide that if a loan is secured by both personal and real property and the fair market value of the real property as of the commitment date equals or exceeds the amount of the loan, the entire interest amount will qualify under the 75% gross income test. If the amount of the loan exceeds the fair market value of the real property, the interest income is allocated between real property and personal property based on the relative fair market value of each. Under certain circumstances, income from shared appreciation mortgages may qualify under the REIT gross income requirements.

  The Company believes that interest received under the Company's mortgage loans should qualify as "interest" for purposes of the REIT gross income requirements and, except for certain interest receipts not material in amount, should qualify as mortgage interest for purposes of the REIT 75% gross income requirement.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions are generally expected to be available if the Company can establish that its failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. If these relief provisions apply, a special 100% tax is imposed (see "General"). No similar mitigation provision provides relief if the Company fails the 30% income test. In such case, the Company would cease to qualify as a REIT.

  Asset Tests. At the close of each quarter of its taxable year, the Company must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including its allocable share of the assets held by the Partnerships) must be represented by real estate assets including (i) its allocable share of real estate assets held by the Partnerships in which the Company owns an interest and (ii) stock of debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  REMIC. A regular or residual interest in a REMIC will be treated as a real estate asset for purposes of the REIT asset tests and income derived with respect to such interest will be treated as interest on an obligation secured by a mortgage on real property, assuming that at least 95% of the assets of the REMIC are real estate assets. If less than 95% of the assets of the REMIC are real estate assets, only a proportionate share of the assets of and income derived from the REMIC will be treated as qualifying under the REIT asset and income tests. The Company believes that its REMIC interests fully qualify for purposes of the REIT income and asset tests.

  After meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in any of the Partnerships), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, it would cease to qualify as a REIT.

  Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In-Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration and if the Company so elects and specifies the dollar amount in its tax return. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements.

Tax Aspects of the Partnerships

  In General. Some the Company's investments are held indirectly through the Partnerships. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes and will continue to include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income.

Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Partnerships. See "Taxation of the Company."

  Entity Classification. The Company's interests in the Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of any one of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any one of the Partnerships were treated as an association, such partnership would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see "Federal Income Tax Considerations -- Taxation of the Company -- Asset Tests" and "-- Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "-Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, a change in any one of the Partnerships' status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

  An organization formed as a partnership will be treated as a partnership for federal income tax purposes, rather than as a corporation, only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests. The Company has not requested, and does not intend to request, a ruling from the IRS that the Partnerships will be treated as partnerships for federal income tax purposes. However, the Company believes that the Partnerships have been and will continue to be treated as partnerships for federal income tax purposes (and not as associations or a publicly traded partnerships taxable as corporations).

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnerships' allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  Basis in Partnership Interests. The Company's adjusted tax basis in its interest in each of the Partnerships generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) will be increased by (a) its allocable share of the Partnership's income and (b) its allocable share of indebtedness of the Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

  If the allocation of the Company's distributive share of a Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in such Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Partnership. To the extent that a Partnership's distributions, or any decrease in the Company's share of the indebtedness of such Partnership (such decreases being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), such distributions and constructive distributions will constitute long-term capital gain.

  It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses on the one hand and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company on the other hand. The

Company will closely monitor the interrelationship between its REIT taxable income and cash flow to avoid problems with the distribution requirements. In the event that timing differences occur, in order to meet the distribution requirements, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

  If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would substantially reduce the cash available for distribution by the Company to its stockholders. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company would also be prohibited from electing REIT status for the four taxable years following the year during which qualification is lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. Failure to qualify for even one year could result in the Company's incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

Taxation Of Stockholders--General

  As long as the Company qualifies as a REIT, distributions made to the Company's stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income (which will not be eligible for the dividends received deduction for corporations). Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed the Company's actual net capital gain for the taxable year, without regard to the period for which a stockholder has held his stock, although corporate stockholders may be required to treat up to 20% of any such capital gain dividend as ordinary income. For purposes of computing the Company's earnings and profits, depreciation on real estate will be computed on a straight-line basis over a 40 year recovery period. Distributions (not designated as capital gain dividends) in excess of current or accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of stock, but rather will reduce the adjusted basis of such shares of stock (but not below zero). To the extent that such distributions exceed the adjusted basis of a stockholder's shares of stock they will be included in income as long-term or short-term capital gain assuming the shares are held as a capital asset in the hands of the stockholder. The Company will notify stockholders at the end of each year as to the portions of the distributions which constitute ordinary income, net capital gain or return of capital.

  In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any gain or loss upon a sale or exchange of shares by a stockholder who has held such shares as a capital asset will be long-term or short-term depending on whether the stock was held for more than one year; provided, however, any loss on the sale or exchange of shares that have been held by such stockholder for six months or less will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

Taxation of Tax-exempt Stockholders

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling the dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Stockholder") provided the Tax-Exempt Stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Stockholder. Similarly, income from the sale of Common Stock should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Stockholder has held such Common Stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

  For Tax-Exempt Stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

  Notwithstanding the above, however, the recently enacted Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401 (a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and
(iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code (added by the 1993 Act) provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or
(b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The Company believes that it is not currently a "pension held REIT" within the meaning of the Code.

Taxation of Non-U.S. Stockholders

  The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Stock, including any reporting requirements.

  Distributions. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations, not currently in effect, however, a Non-U.S. Stockholder who wished to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption discussed above.

  Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to gain from the sale or exchange of his Common Stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

  Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in the Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.

  Sales of Common Stock. Gain recognized by a Non-U.S. Stockholder upon a sale or other disposition of Common Stock generally will not be subject to United States federal income tax, unless (i) the Company is not a "domestically controlled REIT" or (ii) investment in the Common Stock is effectively connected with the Non-Stockholder's United States trade or business or (iii) in the case of a Non-U.S. Stockholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a domestically controlled REIT. In the circumstances described above in clauses (i) and (ii), the Non-U.S. Stockholders will generally be subject to the same treatment as domestic stockholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible applications of the 30% branch profits tax, as discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

  Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, or (ii) capital gains dividends or (iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interest. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, or (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of sale of Common Stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  The backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future Treasury Regulations.

Backup Withholding

  The Company will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

Other Tax Consequences

  The Company and its investors may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside.

  There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular investor. Prospective investors are urged to consult their own tax advisors with respect to such matters.

                              ERISA CONSIDERATIONS

  THE FOLLOWING IS INTENDED TO BE A SUMMARY ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL PLANNING WITH A PROFESSIONAL. EMPLOYEE BENEFIT PLANS SUBJECT TO ERISA AND THE CODE ("Plans") CONSIDERING PURCHASING THE SECURITIES SHOULD CONSULT WITH THEIR OWN TAX OR OTHER APPROPRIATE COUNSEL REGARDING THE APPLICATION OF ERISA AND THE CODE TO THEIR PURCHASE OF THE SECURITIES. PLANS SHOULD ALSO CONSIDER THE ENTIRE DISCUSSION UNDER THE HEADING OF "FEDERAL INCOME TAX CONSIDERATIONS" AS MATERIAL CONTAINED THEREIN IS RELEVANT TO ANY DECISION BY A PLAN TO PURCHASE THE SECURITIES.

Fiduciary Considerations

  Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively, "Plans"), are subject to various provisions of the Employee Retirement Income Security Act 1974, as amended ("ERISA") and the Code. Before investing in the Securities of the Company, a Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policy of the Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit certain transactions using Plan assets that involve persons who have specified relationships with a Plan. The consequences of such prohibited transactions include excise taxes, disqualifications of IRAs and other liabilities. A Plan fiduciary should ensure that any investment in the Securities will not constitute such a prohibited transaction.

Plan Assets Issue

  A prohibited transaction may occur if the assets of the Company are deemed to be Plan assets. In certain circumstances where a Plan holds an interest in an entity, the assets of the entity are deemed to be Plan assets (the "look-through rule"). Under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Plan fiduciary. Plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued Regulations, effective March 13, 1987 (the "Regulations"), that outline the circumstances under which a Plan's interest in an entity will be subject to the look-through rule.

  The Regulations provide that the look-through rule applies only to the purchase by a Plan of an "equity interest" in an entity, such as common stock of a REIT. The term "equity interest" means any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. However, the Regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities" and certain other exceptions.

  Under the Regulations a "publicly-offered security" is a security that is (1) freely transferable, (2) part of a class of securities that is widely-held, and
(3) part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act or sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less and any restriction on or prohibition against any transfer or assignment of such security is for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes, such restrictions will not prevent the security from being considered freely transferable. A class of securities is considered "widely-held" only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be widely held solely because subsequent to the initial offering the number of independent investors falls below 100 as a result of events beyond the control of the Company.

  It is anticipated by the Company that the Common Stock will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the Company anticipates that the Common Stock will be considered to be freely transferable, as the only restriction upon its transfer are those required under federal tax laws to maintain the Company's status as a REIT. Second, the Company believes that the Common Stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of the Company and of one another. Third, the Common Stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be registered under the Exchange Act within 120 days after the end of the fiscal year of the Company during which the offering of such securities to the public occurs. Accordingly, the Company believes that if a Plan purchases the Common Stock, the Company's assets should not be deemed to be Plan assets and, therefore, that any person who exercises authority or control with respect to the Company's assets should not be a Plan fiduciary. If the Company sells Preferred Stock and/or Debt Securities, the Prospectus Supplement with respect to such offering will disclose whether the Company believes that such Preferred Stock and/or Debt Securities would be Plan assets. If the Preferred Stock and/or Debt Securities are considered Plan assets, the Company will not sell such Preferred Stock and/or Debt Securities to Plans unless an exception or exemption is applicable.


                              PLAN OF DISTRIBUTION

  The Company may sell Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; and (iii) directly to institutional investors. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from each such sale will also be set forth in the Prospectus Supplement.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS

  The validity of the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of LTC Properties, Inc. appearing in the 1995 Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================
No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the Prospectus, in connection with the Offering covered by this Prospectus Supplement and the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of any offer to buy, any of the Securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement or the Prospectus or in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    ----
Available Information.............................   S-2
Prospectus Supplement Summary.....................   S-3
Risk Factors......................................   S-11
Use of Proceeds...................................   S-12
Capitalization....................................   S-13
Selected Financial and Operating Data.............   S-14
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...   S-16
Industry..........................................   S-19
Properties........................................   S-21
Certain Transactions with Assisted
  Living Affiliates...............................   S-24
Management........................................   S-25
Security Ownership of Management..................   S-27
Description of Series A Preferred Stock...........   S-28
Certain Federal Income Tax Considerations.........   S-35
Underwriting......................................   S-37
Legal Matters.....................................   S-37

                     PROSPECTUS

Available Information.............................      2
Documents Incorporated by Reference...............      2
The Company.......................................      3
Risk Factors......................................      4
Ratio of Earnings to Fixed Charges................      8
Use of Proceeds...................................      8
Description of the Company's Capital
     Stock........................................      9
Description of Debt Securities....................     11
Description of Preferred Stock....................     18
Federal Income Tax Considerations.................     21
ERISA Considerations..............................     31
Plan of Distribution..............................     32
Legal Matters.....................................     32
Experts...........................................     32

================================================================================

================================================================================

                                1,000,000 SHARES



                              LTC PROPERTIES, INC.



                                   % SERIES A
                           CUMULATIVE PREFERRED STOCK
                            (LIQUIDATION PREFERENCE
                                 $25 PER SHARE)



                            ________________________


                             PROSPECTUS SUPPLEMENT

                            ________________________



                         MORGAN KEEGAN & COMPANY, INC.
                              J.C. BRADFORD & CO.
                             CROWELL, WEEDON & CO.



                                     , 1997


================================================================================